Exhibit 2.1

Execution Version

MTY FOOD GROUP INC.

- and -

IMVESCOR RESTAURANT GROUP INC.

COMBINATION AGREEMENT

December 11, 2017

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1

1.2	Interpretation Not Affected by Headings, etc.	15

1.3	Currency	16

1.4	Number, etc.	16

1.5	Date For Any Action	16

1.6	Entire Agreement	16

1.7	Statutory References, References to Persons and References to Contracts	16

1.8	Knowledge	17

ARTICLE 2 AMALGAMATION		17

2.1	Terms of Amalgamation	17

2.2	Imvescor Meeting	19

2.3	Imvescor Circular	20

2.4	Securities and Corporate Compliance	21

2.5	Incentive Plans	22

2.6	Deposit of Consideration	23

2.7	Articles of Amalgamation and Effective Date	23

2.8	US Securities Law Matters	23

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		24

3.1	Representations and Warranties of Imvescor	24

3.2	Representations and Warranties of MTY	24

3.3	Survival	25

ARTICLE 4 REGULATORY APPROVALS		25

4.1	Applications	25

4.2	Obtaining of Regulatory Approvals	26

ARTICLE 5 COVENANTS		27

5.1	Operation of Business by Imvescor	27

5.2	Other Covenants of Imvescor	30

5.3	Covenants of MTY	32

5.4	Other Covenants of MTY	33

5.5	Covenants of Imvescor Regarding Non-Solicitation	33

5.6	Notification of Acquisition Proposals	35

- ii -

5.7	Responding to an Acquisition Proposal	35

5.8	Right to Match	36

5.9	Access to Information; Confidentiality	37

5.10	Pre-Amalgamation Reorganization	38

5.11	Alternative Transaction	41

5.12	Public Communications	41

5.13	Performance of MTY Subco	41

5.14	Continuity and Other Covenants	42

5.15	Notice and Cure Provisions	42

5.16	Insurance and Indemnification	43

5.17	TSX De-Listing	43

ARTICLE 6 CONDITIONS		43

6.1	Mutual Conditions Precedent	43

6.2	Additional Conditions Precedent to the Obligations of MTY	44

6.3	Additional Conditions Precedent to the Obligations of Imvescor	45

6.4	Satisfaction of Conditions	46

ARTICLE 7 TERMINATION		46

7.1	Term	46

7.2	Termination	46

7.3	Expenses and Termination Fee	49

ARTICLE 8 GENERAL		51

8.1	Amendment	51

8.2	Schedules	51

8.3	Notices	52

8.4	Successor / Assignment	53

8.5	Cooperation / Further Assurances	53

8.6	Expenses	54

8.7	Governing Law	54

8.8	Forum; Jurisdiction	54

8.9	Invalidity of Provisions	54

8.10	Counterparts	54

8.11	No Liability	54

8.12	Time	55

8.13	Specific Performance and other Equitable Rights	55

8.14	No Third Parties Beneficiaries	55

- iii -

8.15	Waiver	56

8.16	Language	56

SCHEDULES

Schedule A	Supporting Imvescor Shareholders
Schedule B	D&O Supporting Imvescor Shareholders
Schedule 1.1.11	Amalgamation Agreement
Schedule 1.1.12	Amalgamation Resolution
Schedule 1.1.119	Surrender and Indemnity Agreement
Schedule 3.1	Representations and Warranties of Imvescor
Schedule 3.2	Representations and Warranties of MTY

- iv -

COMBINATION AGREEMENT

THIS COMBINATION AGREEMENT made as of the 11th day of December, 2017.

BETWEEN:	MTY FOOD GROUP INC., a corporation existing under the laws of Canada (hereinafter referred to as “MTY”)

AND:	IMVESCOR RESTAURANT GROUP INC., a company existing under the laws of Canada (hereinafter referred to as “Imvescor”)

WHEREAS MTY and Imvescor wish to enter into an agreement providing for the amalgamation of a direct or indirect wholly-owned subsidiary of MTY to be incorporated by MTY (“MTY Subco”) and Imvescor under Section 181 of the Canada Business Corporations Act to form Amalco (as defined herein) (the “Amalgamation”) subject to the terms and conditions of this Agreement, as a result of which Amalco will be a wholly-owned subsidiary of MTY; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the shareholders of Imvescor identified in Schedule A attached hereto (the “Supporting Imvescor Shareholders”) have entered on the date hereof into support and voting agreements with MTY (the “Support and Voting Agreements”) and the directors and executive officers of Imvescor identified in Schedule B attached hereto (the “D&O Supporting Imvescor Shareholders”) have entered on the date hereof into support and voting agreements with MTY (the “D&O Support and Voting Agreements”) evidencing, among other things, their agreement to vote in favour of the Amalgamation Resolution (as defined herein) and the other matters contemplated herein and their agreement, subject to certain terms and conditions, not to, directly or indirectly, sell, transfer, pledge or assign their Imvescor Shares (as defined herein).

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the Parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1	“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and the Amalgamation Agreement and other than any transaction between or involving only Imvescor and/or one or more of its direct or indirect wholly-owned Subsidiaries or between one or more of its Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons (other than MTY or any affiliate of MTY or any Person acting jointly or in concert with the MTY) after the date of this Agreement relating to: (i) any direct or indirect sale or disposition (or any leasing or other arrangement having the same economic effect as a sale) of 20% or more of the consolidated assets or assets contributing 20% or more of the consolidated revenues of Imvescor and its Subsidiaries taken as a whole or 20% or more of any voting or equity securities of Imvescor or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of Imvescor; (ii) any take-over bid, tender offer, exchange offer or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (or securities convertible into or exchangeable for such voting or equity securities) of Imvescor or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of Imvescor; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Imvescor or any of its Subsidiaries; or (iv) any other similar transaction or series of transactions involving Imvescor or any of its Subsidiaries;

1.1.2	“Advertising Funds” has the meaning ascribed thereto in Section 3.1.38.7 of Schedule 3.1;

1.1.3	“Affiliates” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

1.1.4	“Aggregate Consideration” means the aggregate Consideration payable by MTY under the terms of this Agreement;

1.1.5	“Agreement” means this Combination Agreement (including the schedules hereto) as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

1.1.6	“Alternative Transaction” has the meaning ascribed thereto in Section 5.11;

1.1.7	“Amalco” means the corporation resulting from the Amalgamation;

1.1.8	“Amalco Common Shares” (individually, an “Amalco Common Share”) means common shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in Exhibit I of the Amalgamation Agreement;

1.1.9	“Amalco Redeemable Shares” (individually, an “Amalco Redeemable Share”) means redeemable preferred shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in Exhibit I of the Amalgamation Agreement;

1.1.10	“Amalgamation” has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.11	“Amalgamation Agreement” means the agreement dated the Effective Date among MTY, MTY Subco and Imvescor in relation to the Amalgamation and the transactions contemplated hereby substantially in the form and content attached hereto as Schedule 1.1.11, as the same may be amended, supplemented or otherwise modified from time to time in accordance herewith;

1.1.12	“Amalgamation Resolution” means the special resolution of Imvescor Shareholders entitled to vote thereon, substantially in the form attached hereto as Schedule 1.1.12;

1.1.13	“AMF” means Québec’s Autorité des marchés financiers, and any successor thereof;

1.1.14	“Articles of Amalgamation” means the articles confirming the Amalgamation required under the CBCA to be filed with the Director;

1.1.15	“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person;

1.1.16	“Board” means the board of directors of Imvescor;

1.1.17	“Board Recommendation” has the meaning ascribed thereto in Section 2.3.2;

1.1.18	“Books and Records” means all books and records of Imvescor and its Subsidiaries, including books of account and Tax records, whether in written or electronic form;

1.1.19	“Business Day” means any day on which commercial banks are generally open for business in Montréal, Québec other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec under applicable Laws;

1.1.20	“CBCA” means the Canada Business Corporations Act;

1.1.21	“Certificate of Amalgamation” means the certificate issued by the Director attesting to the Amalgamation pursuant to Section 185(4) of the CBCA;

1.1.22	“Change in Recommendation” has the meaning ascribed thereto in Section 7.2.1(c)(i);

1.1.23	“Circular” means the notice of the Imvescor Meeting and accompanying management information circular in the French and English languages, including all schedules thereto, to be prepared and sent by Imvescor to Imvescor Shareholders in connection with the Imvescor Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement;

1.1.24	“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or his designee, and, when the context so requires, includes his staff at the Competition Bureau;

1.1.25	“Competition Act” means the Competition Act (Canada);

1.1.26	“Competition Act Approval” means: (i) receipt by MTY of an advance ruling certificate by the Commissioner of Competition under Subsection 102(1) of the Competition Act with respect to the transactions contemplated by this Agreement; or (ii) both of (A) the expiry or termination of the waiting period, including any extension of such waiting period, under Section 123 of the Competition Act or the waiver of the obligation to provide a pre-merger notification in accordance with paragraph 113(c) of the Competition Act, and (B) the receipt by MTY of a No Action Letter;

1.1.27	“Confidentiality Agreement” means the exclusivity, confidentiality and standstill agreement dated November 9, 2017 between Imvescor and MTY, relating to, among other things, the confidentiality of negotiations and information;

1.1.28	“Consideration” means: (i) in respect of Imvescor Shareholders, the consideration to be received by an Imvescor Shareholder pursuant to the Amalgamation for each Imvescor Share, having an aggregate value equal to the Consideration Cash Value as of the date hereof, and consisting of Amalco Redeemable Shares and MTY Shares; and (ii) in respect of holders of Options and DSUs, the consideration to be received by such holders pursuant to Section 2.5 of this Agreement;

1.1.29	“Consideration Cash Value” means $4.10;

1.1.30	“Contracts” (individually, a “Contract”) means all verbal or written contracts and agreements (including quotations, purchase orders and rebates), collective agreements, leases, franchises, deeds, indentures, instruments, entitlements, commitments, undertakings and orders made by or to which MTY or Imvescor, as the case may be, or any of their respective Subsidiaries is a party or by which MTY or Imvescor, as the case may be, or any of their respective Subsidiaries is bound or under which MTY or Imvescor, as the case may be, or any of their respective Subsidiaries has, or will have, any rights or obligations and includes rights to use, franchises, license agreements and agreements for the purchase and sale of assets or shares;

1.1.31	“Corporate Restaurant” means an Imvescor Restaurant operated by Imvescor or any of its Subsidiaries;

1.1.32	“D&O Support and Voting Agreements” has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.33	“D&O Supporting Imvescor Shareholders” has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.34	“Data Room” means the material contained in the virtual data room established by Imvescor as at 11:59 p.m. (Montréal time) on December 8, 2017, the index of documents of which is appended to the Imvescor Disclosure Letter;

1.1.35	“Depository” means any trust company, bank or financial institution agreed to between the Parties for the purpose of, among other things, exchanging certificates representing Imvescor Shares in connection with the Amalgamation;

1.1.36	“Director” means the Director appointed under the CBCA;

1.1.37	“Disclosing Party” has the meaning ascribed thereto in Section 4.1.4;

1.1.38	“Dissent Rights” means the rights of dissent under Section 190 of the CBCA in respect of the Amalgamation;

1.1.39	“Dissenting Imvescor Shareholders” means registered Imvescor Shareholders who, in connection with the Amalgamation, have validly exercised the right to dissent pursuant to Section 190 of the CBCA in strict compliance with the provisions thereof;

1.1.40	“DSU Consideration” means the volume weighted average price of Imvescor Shares for the 10 trading days on the TSX immediately prior to the Effective Date, starting with the opening of trading on the first trading day to the closing of the last trading day prior to the Effective Date, as reported by Bloomberg;

1.1.41	“DSU Plan” means the deferred share unit plan for non-executive directors of Imvescor adopted by the Board on May 4, 2011, as amended by the Board on June 3, 2015 and as amended and restated by the Board on September 3, 2015;

1.1.42	“DSUs” (individually, a “DSU”) means the outstanding deferred share units granted under the DSU Plan;

1.1.43	“Effective Date” means the date shown on the Certificate of Amalgamation;

1.1.44	“Effective Time” means the earliest moment on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

1.1.45	“Employee Plans” means all employee benefit, fringe benefit, health, welfare, medical, dental, life insurance, supplemental unemployment benefit, bonus, commissions, profit sharing, option, phantom stock, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, termination, severance, change of control, share purchase, share compensation, disability, retirement, pension, supplemental retirement plans and similar employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of Imvescor or any of its Subsidiaries, employees or former employees of Imvescor or any of its

Subsidiaries, which are maintained, sponsored or funded by or binding upon Imvescor or any of its Subsidiaries, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, in respect of which Imvescor or any of its Subsidiaries may have any liability (contingent or otherwise) other than benefit plans established pursuant to statute;

1.1.46	“Encumbrances” shall mean any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, easement, servitude, right of pre-emption, privilege or any option or contract to create any of the foregoing;

1.1.47	“Environment” means the natural environment, (including soil, land surface or subsurface strata, surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere)), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;

1.1.48	“Environmental Laws” means any Law or any Authorization relating to the protection of the Environment, the use, generation, handling, transportation, release of, or exposure to, Hazardous Substances, including civil responsibility for acts or omissions with respect to the Environment;

1.1.49	“Exchange Ratio” means 0.0785 MTY Shares in respect of each Imvescor Share;

1.1.50	“Exercise Price” means the price at which an Option may be exercised;

1.1.51	“Fairness Opinion” means the opinion of Ernst & Young LLP to the effect that, as of the date of such opinion the Consideration to be received by the Imvescor Shareholders is fair, from a financial point of view, to the Imvescor Shareholders;

1.1.52	“Franchise Agreements” means, collectively, all franchise agreements, licence agreements and all related and ancillary Contracts between Imvescor or any of its Subsidiaries and a Franchisee, including any amendments thereto, pursuant to which a third party is, subject to the terms and conditions contained therein, permitted to operate an Imvescor Restaurant, whether written or oral;

1.1.53	“Franchised Restaurant” means an Imvescor Restaurant operated by a third party pursuant to a Franchise Agreement;

1.1.54	“Franchisee” means a Person who is identified as a “franchisee” or “licencee” in the Imvescor Disclosure Letter and, where applicable, includes a permitted sub-franchisee, sub-licencee or assignee;

1.1.55	“Franchisee Owned Properties” has the meaning ascribed thereto in Section 3.1.25.1 of Schedule 3.1;

1.1.56	“GAAP” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

1.1.57	“Governmental Entity” (collectively, the “Governmental Entities”) means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.58	“Hazardous Substances” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of any of them that is regulated or defined pursuant to Environmental Law, including those defined as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant;

1.1.59	“Head Leases” means the leases of the Leased Properties for which Imvescor or any of its Subsidiaries acts as the head lessee for a Franchisee, together with all supplements, side letters and amendments relating thereto, whether written or oral, in each case described in Section 3.1.26 of the Imvescor Disclosure Letter;

1.1.60	“Imvescor 2017 Financial Statements” means the audited consolidated financial statements of Imvescor for the period ended October 29, 2017 and the period ended October 30, 2016 and all notes to them, together with a report of Imvescor’s auditors thereon;

1.1.61	“Imvescor Disclosure Document” means all franchise disclosure documents (including all statements of material change) used by Imvescor or any of its Subsidiaries pertaining to the offer, sale, renewal and/or transfer of franchises, whether required by Law or provided on a voluntary basis;

1.1.62	“Imvescor Disclosure Letter” means the letter dated as of the date hereof delivered by Imvescor to MTY concurrently with the execution of this Agreement;

1.1.63	“Imvescor Disclosure Record” means all documents publicly filed under the profile of Imvescor on SEDAR and all other documents required to be publicly filed by it with any Securities Authorities or with the TSX;

1.1.64	“Imvescor Employees” means the officers and employees of Imvescor and its Subsidiaries;

1.1.65	“Imvescor Financial Statements” means the audited consolidated financial statements of Imvescor for the 53 weeks ended October 30, 2016 and the 52 weeks ended October 25, 2015 and all notes to them, together with a report of Imvescor’s auditors thereon;

1.1.66	“Imvescor Interim Financial Statements” means the condensed consolidated unaudited interim financial statements of Imvescor for the 13 and 39 weeks ended July 30, 2017 and 13 and 40 weeks ended July 31, 2016 and all notes to them;

1.1.67	“Imvescor Meeting” means the special meeting of Imvescor Shareholders (including any adjournment or postponement thereof contemplated by this Agreement) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation Resolution and for any other purpose as may be set out in the Circular and agreed to by MTY;

1.1.68	“Imvescor Nominee” has the meaning ascribed thereto in Section 5.14.1;

1.1.69	“Imvescor Restaurant” means a restaurant operated under the brand “Pizza Delight”, “Mikes”, “Trattoria di Mikes”, “Scores”, “Baton Rouge” or “Ben & Florentine” and any other restaurant operated by Imvescor or any of its Subsidiaries;

1.1.70	“Imvescor Securityholders” (individually, an “Imvescor Securityholder”) means, collectively, Imvescor Shareholders, holders of Options and holders of DSUs;

1.1.71	“Imvescor Shareholders” (individually, an “Imvescor Shareholder”) means the registered or beneficial holders of the issued and outstanding Imvescor Shares, as the context requires;

1.1.72	“Imvescor Shares” (individually, an “Imvescor Share”) means the common shares in the share capital of Imvescor;

1.1.73	“Indebtedness” means, without duplication but excluding indebtedness between a Person and its wholly-owned Subsidiaries: (i) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured; (ii) obligations under conditional sale or other title retention Contracts relating to purchased property; (iii) capitalized lease obligations; (iv) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof); and (v) guarantees of any Indebtedness of any other person;

1.1.74	“Indemnified Person” has the meaning ascribed thereto in Section 8.14.1;

1.1.75	“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) Trade-Marks; (vii) Software; and (viii) any other intellectual property and industrial property;

1.1.76	“Laws” (individually, a “Law”) means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines (to the extent that they have force of law or are binding on the Person to which they purport to apply) and all judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards of any Governmental Entity and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.77	“Leased Property” has the meaning ascribed thereto in Section 3.1.26 of Schedule 3.1;

1.1.78	“Leases” means the leases of the Leased Properties, together with all supplements, side letters and amendments relating thereto, whether written or oral, in each case described in Section 3.1.26 of the Imvescor Disclosure Letter (including any Head Leases);

1.1.79	“Legal Action” means any claim, action, suit, demand, arbitration, inquiry, charge, indictment, hearing or other civil, criminal or administrative proceeding, or other investigation, audit, examination or proceeding, including those described in Section 3.1.45 of the Imvescor Disclosure Letter;

1.1.80	“Matching Period” has the meaning ascribed thereto in Section 5.8.1(d);

1.1.81	“Material Adverse Effect” means with respect to any Person, any fact or state of facts, circumstance, change, effect, occurrence or event which has, or would reasonably be expected to have, a durationally significant impact that is material and adverse to the business, assets, properties, condition (financial or otherwise), operations, results of operations of such Person and its Subsidiaries, on a consolidated basis; except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(a)	any change in GAAP or changes in applicable regulatory accounting requirements applicable to the industries in which it conducts business;

(b)	any adoption, proposal, implementation or change in Law, or in any interpretation thereof, by any Governmental Entity;

(c)	any change or development in general economic, business, or regulatory conditions or in national or global financial or capital markets;

(d)	any fluctuations in interest rates, Canadian and U.S. exchange rates or commodity prices;

(e)	any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(f)	any change or development affecting the industries in which such Person or its Subsidiaries operate;

(g)	the negotiation, execution, announcement or performance of this Agreement and the transaction contemplated by this Agreement, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of such Person or any of its Subsidiaries with any of their Franchisees, suppliers, clients, licensors, lessors, employees, financing sources or shareholders;

(h)	any action taken (or omitted to be taken) by Imvescor or MTY or any of their Subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement or requested by the other Party hereto in writing, or the failure to take any actions prohibited by this Agreement;

(i)	the failure by Imvescor or MTY, as applicable, in and of itself to meet any internal or public projections, forecasts, guidance or estimates of revenues, cash flow, or earnings or any seasonal fluctuations in Imvescor’s or MTY’s results, as applicable (it being understood that the cause underlying such failure may however be taken into account in determining whether a Material Adverse Effect has occurred);

(j)	any change in the market price or trading volume of any securities of MTY or Imvescor (it being understood that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of MTY or Imvescor, as the case may be, trade; or

(k)	any matter which has been expressly disclosed by Imvescor in the Imvescor Disclosure Letter or by MTY in the MTY Disclosure Letter, to the extent such matter has been disclosed;

provided, however, that with respect to clauses (a) to (f) such matters does not relate only to or have a materially disproportionate effect on MTY or Imvescor, as the case may be, and their respective Subsidiaries taken as a whole, relative to comparable companies operating in the industries in which MTY, Imvescor and their respective Subsidiaries operate; and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred;

1.1.82	“Material Contracts” has the meaning ascribed thereto in Section 3.1.27 of Schedule 3.1;

1.1.83	“material fact” has the meaning ascribed thereto in the Securities Act (Québec);

1.1.84	“Misrepresentation” has the meaning ascribed thereto under Securities Laws;

1.1.85	“MTY Disclosure Letter” means the letter dated as of the date hereof delivered by MTY to Imvescor concurrently with the execution of this Agreement;

1.1.86	“MTY Disclosure Record” means all documents publicly filed under the profile of MTY on SEDAR and all other documents required to be publicly filed by it with any Securities Authorities;

1.1.87	“MTY Financial Statements” means: (i) the audited consolidated financial statements of MTY for the financial years ended November 30, 2016 and November 30, 2015 and all notes to them, together with a report of MTY’s auditors thereon; (ii) the audited amended and restated consolidated financial statements of MTY for the financial years ended November 30, 2016 and November 30, 2015 and all notes to them, together with a report of MTY’s auditors thereon;

1.1.88	“MTY Interim Financial Statements” means the condensed consolidated unaudited interim financial statements of MTY for the three and nine month periods ending August 31, 2017 and August 31, 2016 and all notes to them;

1.1.89	“MTY Reorganization” has the meaning ascribed thereto in Section 5.10.6;

1.1.90	“MTY Shares” (individually, an “MTY Share”) means common shares in the share capital of MTY;

1.1.91	“MTY Subco” has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.92	“No Action Letter” means written confirmation from the Commissioner of Competition that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

1.1.93	“officer” has the meaning specified in the Securities Act (Québec);

1.1.94	“Options” (individually, an “Option”) means the options to purchase Imvescor Shares outstanding and unexercised at any given date and granted under the Stock Option Plan;

1.1.95	“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person;

1.1.96	“Outside Date” means March 30, 2018 or such later date as may be agreed to in writing by the Parties hereto, provided that if the Effective Date has not occurred by March 30, 2018 as a result of the failure to obtain any of the Regulatory Approvals, then MTY or Imvescor may elect, by notice in writing delivered to the other Party prior to March 30, 2018 to extend the Outside Date by a specified period of not more than 30 days, provided that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain one or more of the Regulatory Approvals is primarily the result of that Party’s failure to comply with its covenants herein;

1.1.97	“Parties” means Imvescor and MTY and “Party” means any one of them;

1.1.98	“Permitted Dividends” means, in respect of the Imvescor Shares, a dividend not in excess of $0.0225 per Imvescor Share that is declared by the Board on or about the date of the release of the Imvescor 2017 Financial Statements, or such other dividends expressly authorized by MTY;

1.1.99	“Permitted Encumbrances” means, in respect of a Party or any of its Subsidiaries, any one or more of the following:

(a)	Encumbrances imposed by Law and incurred in the Ordinary Course for obligations not yet due or delinquent;

(b)	Encumbrances for Taxes which are not delinquent, or which are being contested in good faith by appropriate proceedings;

(c)	Encumbrances for indebtedness arising in the Ordinary Course which was incurred to pay all or a part of the purchase price of any personal or moveable property;

(d)	inchoate or statutory Encumbrances of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, provided that such Encumbrances are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(e)	the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, license, franchise, grant or permit of such Party or any of its Subsidiaries, to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(f)	Encumbrances other than those described above, registered, as at the date of this Agreement, against such Party’s assets in a public personal property registry, personal and real rights registry, land registry or register, or similar registry; and

(g)	Encumbrances listed and described in Section 1.1.99 of the Imvescor Disclosure Letter or the MTY Disclosure Letter, as applicable;

1.1.100	“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

1.1.101	“Pre-Amalgamation Reorganization” has the meaning ascribed thereto in Section 5.10.1;

1.1.102	“Receiving Party” has the meaning ascribed thereto in Section 4.1.4;

1.1.103	“Regulatory Approvals” (individually, a “Regulatory Approval”) means the Competition Act Approval and the conditional approval of TSX to the listing of the MTY Shares issuable pursuant to the Amalgamation Agreement;

1.1.104	“Remaining MTY Shares” has the meaning ascribed thereto in Section 2.1.3;

1.1.105	“Representatives” means, with respect to any Person, any officer, director, employee, representative (including financial, legal or other advisor) or agent of such Person or any of its Subsidiaries;

1.1.106	“Required Shareholder Approval” means the approval of at least two-thirds of the votes cast on the Amalgamation Resolution by the Imvescor Shareholders present in person or represented by proxy at the Imvescor Meeting;

1.1.107	“SEC” has the meaning ascribed thereto in Section 2.8.1;

1.1.108	“Securities Authorities” means the AMF and the applicable securities commissions and other securities regulatory authorities of a province or territory of Canada;

1.1.109	“Securities Laws” means the Securities Act (Québec) and any other Canadian provincial and territorial securities Laws applicable to Imvescor or MTY, as the case may be;

1.1.110	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

1.1.111	“Software” means computer software and programs (both source code and object code form) and all proprietary rights in the computer software and programs;

1.1.112	“Special Committee” means the special committee consisting of independent members of the Board formed in connection with the Amalgamation and the other transactions contemplated by this Agreement;

1.1.113	“Stock Option Plan” means the stock option plan of Imvescor approved by the Imvescor Shareholders on September 4, 2009, as amended from time to time;

1.1.114	“Subsidiary” (collectively, the “Subsidiaries”) with respect to any Person means any entity, whether incorporated or unincorporated: (i) of which such Person or any other Subsidiary of such Person is a general partner; or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person and/or by any one or more of its Subsidiaries; and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise;

1.1.115	“Superior Proposal” means any bona fide written Acquisition Proposal after the date of this Agreement: (i) to acquire not less than all of the outstanding Imvescor Shares or all or substantially all of the assets of Imvescor on a consolidated basis; (ii) that complies with Securities Laws; (iii) to the extent it offers cash consideration, for which the financing has been demonstrated to be available to the reasonable satisfaction of the Board; (iv) that is not subject to any due diligence and/or access condition; and (v) that the Board determines in good faith (after receiving the advice of its outside legal counsel with respect to the Board’s fiduciary duties and its financial advisors), taking into account all legal, financial, regulatory (including with respect to the Competition Act, to the extent applicable) and other aspects of such proposal considered appropriate by the Board:

(a)	is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; and

(b)	would, if consummated in accordance with its terms and taking into account the completion risks as referred to in clause (a) above, result in a transaction that is more favourable from a financial point of view to Imvescor Shareholders than the transaction contemplated by this Agreement (including any amendments to the transaction contemplated by this Agreement proposed by MTY pursuant to Section 5.8 of this Agreement);

1.1.116	“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.8.1(c);

1.1.117	“Support and Voting Agreements” has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.118	“Supporting Imvescor Shareholders” has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.119	“Surrender and Indemnity Agreement” means the agreement to be entered into prior to the Effective Date among MTY, Imvescor and a holder of Options or

DSUs outstanding at the time such agreement is entered into, respectively, in respect of the treatment of such Options and DSUs outstanding on the Effective Date as contemplated hereunder, substantially in the form and content attached hereto as Schedule 1.1.119;

1.1.120	“Tax” and “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other Governmental Entity pension plan premiums or contributions;

1.1.121	“Tax Act” means the Income Tax Act (Canada);

1.1.122	“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes;

1.1.123	“Termination Fee” has the meaning ascribed thereto in Section 7.3.2;

1.1.124	“Termination Fee Event” has the meaning ascribed thereto in Section 7.3.2;

1.1.125	“Trade-Marks” means all trade-marks, trade-names, brands, trade dress, distinguishing guises, business names, corporate names, domain names, tag lines, designs, graphics, logos and other commercial symbols and indicia of origin whether registered or not, and any goodwill associated therewith;

1.1.126	“TSX” means the Toronto Stock Exchange;

1.1.127	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

1.1.128	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an

“Article”, “Section” or “Schedule” followed by a number and/or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Any capitalized terms used in any Schedule, in the Imvescor Disclosure Letter or in the MTY Disclosure Letter but not otherwise defined therein, shall have the meaning as defined in this Agreement. The words “include”, “includes”, or “including” shall mean “including, without limitation”.

1.3	Currency

All sums of money referred to in this Agreement, unless otherwise noted, are expressed in Canadian dollars.

1.4	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5	Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Entire Agreement

This Agreement, the Imvescor Disclosure Letter, the MTY Disclosure Letter and the Confidentiality Agreement constitute the entire agreement between the Parties hereto pertaining to the terms of the Amalgamation and ancillary arrangements and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties hereto with respect to the terms of the Amalgamation and such arrangements. In the event of any conflict between the provisions of this Agreement and the provisions of the Amalgamation Agreement which shall be entered into pursuant to the terms of this Agreement, the provisions of this Agreement shall prevail.

1.7	Statutory References, References to Persons and References to Contracts

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with its terms.

1.8	Knowledge

Any reference to the knowledge of Imvescor shall mean to the actual knowledge of Frank Hennessey, President and Chief Executive Officer, Tania M. Clarke, Chief Financial Officer, and Isabelle Breton, General Counsel and Corporate Secretary, in their respective capacity as officers of Imvescor and not in their personal capacity.

ARTICLE 2

AMALGAMATION

2.1	Terms of Amalgamation

Imvescor and MTY covenant and agree that the Amalgamation will be implemented in accordance with and subject to the terms hereof and as more fully set forth in the Amalgamation Agreement, including as follows:

2.1.1	At the Effective Time, MTY Subco and Imvescor shall be amalgamated and shall continue as one company, being Amalco, pursuant to Section 181 and following of the CBCA.

2.1.2	At the Effective Time:

(a)	the Imvescor Shares outstanding immediately prior to the Effective Date (other than Imvescor Shares held by a Dissenting Imvescor Shareholder) shall, in accordance with the procedures set forth in this Agreement:

(i)	be, as to 20.14% of the Imvescor Shares held by any holder, converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the number of Imvescor Shares converted pursuant to this Section 2.1.2(a)(i), which Amalco Redeemable Shares shall be redeemed by Amalco immediately following the Amalgamation in consideration for $4.10 per Amalco Redeemable Share in cash; and

(ii)	be, as to the remainder of the Imvescor Shares held by any such holder, cancelled and the holder thereof shall receive in exchange such number of duly authorized, fully-paid and non-assessable MTY Shares equal to the product of the number of Imvescor Shares cancelled pursuant to this Section 2.1.2(a)(ii) multiplied by the Exchange Ratio;

(b)	no fractional MTY Shares will be issued under the Amalgamation, and any resulting fractional MTY Share shall be rounded down, to the closest whole number and the Imvescor Shareholder will receive the net cash proceeds of such fractional MTY Share as set forth in Section 2.1.3; and

(c)	each of the common shares of MTY Subco outstanding immediately prior to the Effective Date shall be converted into Amalco Common Shares, on the basis of one issued, fully paid and non-assessable Amalco Common Share for each issued and outstanding common share of MTY Subco.

2.1.3	In order to replace the fractional MTY Shares that would have otherwise been issued to Imvescor Shareholders, MTY will distribute to the Depository, as agent for the applicable Imvescor Shareholders, such number of MTY Shares (the “Remaining MTY Shares”) as represents the sum of the fractional MTY Shares to which the applicable Imvescor Shareholders are otherwise entitled, rounded up to the next whole number of Remaining MTY Shares, and the Depository, as agent for the applicable Imvescor Shareholders shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining MTY Shares through the facilities of the TSX and pay the net proceeds of such sales, after brokerage sales commissions, to those Imvescor Shareholders who are entitled to receive a fractional MTY Share based on their respective entitlements to Remaining MTY Shares.

2.1.4	MTY, Amalco, Imvescor or the Depository, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as MTY, Amalco, Imvescor or the Depository, as applicable, are required to deduct and withhold with respect to the making of such payment under any provision of federal, provincial, state, local or other Tax Law of any applicable country or jurisdiction. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by MTY, Amalco, Imvescor or the Depository, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Imvescor Shareholders in respect of which such deduction and withholding was made by MTY, Amalco, Imvescor or the Depository.

2.1.5	Notwithstanding Section 2.1.2, Imvescor Shares which are held by a Dissenting Imvescor Shareholder shall not be converted into Amalco Redeemable Shares, or cancelled and exchanged for MTY Shares, as applicable, on the Effective Date. Dissenting Imvescor Shareholders will be entitled to be paid the fair value for their Imvescor Shares as determined in accordance with the CBCA and their Imvescor Shares will be cancelled immediately prior to the Effective Date. However, if an Imvescor Shareholder fails to properly exercise its right to make a claim under Section 190 of the CBCA or waives or is deemed to have waived its right to make such a claim, or if such Imvescor Shareholder’s rights as an Imvescor Shareholder are otherwise reinstated, such Imvescor Shareholder will be deemed (i) to have been converted for such number of Amalco Redeemable Shares, and if applicable cancelled and exchanged for such number of MTY Shares as provided in Section 2.1.2, and (ii) shall be deemed included for the purposes of the determination of the Aggregate Consideration.

2.1.6	The paid-up capital (calculated in accordance with the Tax Act) of each Amalco Redeemable Share shall be equal to its Redemption Price (as defined in Exhibit I to the Amalgamation Agreement).

2.2	Imvescor Meeting

Subject to the terms hereof, Imvescor covenants and agrees in favour of MTY that Imvescor shall:

2.2.1	convene and conduct the Imvescor Meeting in accordance with Law and the articles of incorporation or by-laws of Imvescor as soon as reasonably possible, but in any event on or before February 28, 2018 for the purpose of considering the Amalgamation Resolution and for any other proper purpose as may be set out in the Imvescor Circular and agreed to by MTY;

2.2.2	not postpone or adjourn the Imvescor Meeting except (i) with the prior written consent of MTY; (ii) as required by applicable Law; or (iii) as permitted in accordance with Section 5.8.4;

2.2.3	subject to Section 5.5, use its commercially reasonable efforts to solicit proxies in favour of the approval of the Imvescor Shareholders of the Amalgamation Resolution and against any resolution submitted by any Person that is inconsistent with the Amalgamation Resolution and the completion of any of the transactions contemplated by this Agreement and cooperate with MTY upon its request in soliciting proxies on behalf of management of Imvescor pursuant to the Circular, in accordance with the CBCA, including, if so requested by MTY, retaining a proxy solicitation agent acceptable to and at the expense of MTY and upon such terms (including fees) acceptable to MTY, and cooperating with any Persons engaged to solicit proxies in favour of the approval of the Amalgamation Resolution;

2.2.4	provide MTY with copies of or access to information regarding the Imvescor Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by MTY;

2.2.5	consult with MTY in fixing the date of the Imvescor Meeting and the record date of the Imvescor Meeting, give notice to MTY of the Imvescor Meeting and allow MTY’s Representatives to attend the Imvescor Meeting;

2.2.6	promptly advise MTY, at such times as MTY may reasonably request, including, as applicable, on a daily basis on each of the last ten Business Days prior to the date of the Imvescor Meeting, as to the aggregate tally of the proxies received by Imvescor in respect of the Amalgamation Resolution;

2.2.7	promptly advise MTY of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Amalgamation and/or purported exercise or withdrawal of Dissent Rights by Imvescor Shareholders. Imvescor shall not settle or compromise, or agree to settle or compromise, any such claims without the prior written consent of MTY;

2.2.8	not change the record date for the Imvescor Shareholders entitled to vote at the Imvescor Meeting in connection with any adjournment or postponement of the Imvescor Meeting unless required by Law; and

2.2.9	at the reasonable request of MTY from time to time, provide MTY with a list (in both written and electronic form) of (i) the registered Imvescor Shareholders, together with their addresses and respective holdings of Imvescor Shares, (ii) the names, addresses and holdings of all Persons having rights issued by Imvescor to acquire Imvescor Shares (including holders of Options and DSUs), and (iii) participants and book-based nominee registrants in CDS & Co. and non-objecting beneficial owners of Imvescor Shares, together with their addresses and respective holdings of Imvescor Shares, all as can be reasonably obtained by Imvescor using the procedure set forth under Securities Laws. Imvescor shall from time to time require that its registrar and transfer agent furnish MTY with such additional information, including updated or additional lists of Imvescor Shareholders, and lists of securities positions and other assistance as MTY may reasonably request in order to communicate with respect to the Amalgamation with Imvescor Shareholders entitled to vote on the Amalgamation Resolution.

2.3	Imvescor Circular

2.3.1	Imvescor shall, as promptly as reasonably practicable, prepare and complete, in consultation with MTY, the Circular together with any other documents required by Law in connection with the Imvescor Meeting and the Amalgamation and Imvescor shall cause the Circular and other documentation required in connection with the Imvescor Meeting to be sent to each Imvescor Shareholder (and all such other Persons as may be required) and filed as required by applicable Laws as soon as reasonably practicable having regard to Section 2.2.1, but in any event not later than January 12, 2018, in each case so as to permit the Imvescor Meeting to be held by the date specified in Section 2.2.1, provided that MTY shall have complied with Section 2.3.4.

2.3.2	Imvescor shall ensure that the Circular complies in all material respects with Law, does not contain any Misrepresentation (other than, in each case, with respect to any written information provided by MTY, its Affiliates and their respective representatives for inclusion in the Circular, as applicable) and provides the Imvescor Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Imvescor Meeting. Without limiting the generality of the foregoing, the Circular must include: (i) a summary and a copy of the Fairness Opinion, (ii) a statement that the Special Committee has received the Fairness Opinion and has, after receiving legal and financial advice, unanimously recommended that the Board approve the Amalgamation and that the Imvescor Shareholders vote in favour of the Amalgamation Resolution, (iii) a statement that the Board has received the Fairness Opinion, and has unanimously, after receiving legal and financial advice and the recommendation of the Special Committee, determined that the Amalgamation Resolution is in the best interests of Imvescor and recommends that Imvescor Shareholders vote in favour of the Amalgamation Resolution (the

“Board Recommendation”), (iv) a statement that directors and executive officers of Imvescor who own Imvescor Shares have entered into D&O Support and Voting Agreements pursuant to which they intend to vote all of their Imvescor Shares in favour of the Amalgamation Resolution, and (v) a statement that each of the Supporting Imvescor Shareholders has entered into a Support and Voting Agreement pursuant to which, inter alia, the Supporting Imvescor Shareholders have agreed to vote all of such Person’s Imvescor Shares in favour of the Amalgamation Resolution.

2.3.3	Imvescor shall give MTY and its legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents, and shall give reasonable consideration to any comments made by MTY and its counsel, and agrees that all information relating solely to MTY included in the Circular must be in a form and content satisfactory to MTY, acting reasonably.

2.3.4	MTY shall provide all necessary information relating to MTY that is required by Law to be included by Imvescor in the Circular or other related documents to Imvescor in writing, and shall ensure that such information does not contain any Misrepresentation.

2.3.5	Each Party shall promptly notify the other Party if, at any time before the Effective Date, it becomes aware that the Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. Imvescor and MTY shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and Imvescor shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to Imvescor Shareholders and, if required by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

2.3.6	MTY hereby agrees to indemnify and save harmless Imvescor, its Subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which Imvescor, any of its Subsidiaries or any of their respective Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any written information included in the Circular that was provided pursuant to Section 2.3.4 by or on behalf of MTY or its Representatives for inclusion in the Circular, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.

2.4	Securities and Corporate Compliance

Imvescor shall diligently do all such acts and things as may be necessary to comply with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer in relation to the Imvescor Meeting and, without limiting the generality of the foregoing, shall, in consultation with the MTY and its legal counsel, if necessary, accelerate the timing contemplated by such instrument pursuant to Section 2.20 thereof.

2.5	Incentive Plans

2.5.1	The following shall occur with respect to the Stock Option Plan and the Options which have been issued thereunder:

(a)	At the Effective Time, each Option then outstanding shall become an option to acquire an Amalco Common Share with an “in-the-money” value, at the Effective Time, equal to the “in-the-money” value of the corresponding Option immediately prior to the Effective Time. As a condition to the obligations of MTY hereunder, the holders of such number of Options set out in Section 2.5 of the Imvescor Disclosure Letter will have, prior to the Effective Time, entered into a Surrender and Indemnity Agreement with Imvescor and MTY, in respect of such Options outstanding as of the Effective Date that will become options to acquire Amalco Common Shares, which shall provide that, inter alia, the holder of such Amalco options will surrender each such Amalco option to Amalco immediately following the Effective Time for a cash payment equal to the difference, if any, between the Consideration Cash Value and the Exercise Price of such Amalco option, less any applicable statutory withholdings; and

(b)	Each holder of Options identified on Section 2.5 of the Imvescor Disclosure Letter has, concurrently herewith, entered into a Surrender and Indemnity Agreement in respect of the foregoing.

2.5.2	The following shall occur with respect to the DSU Plan and the DSUs which have been issued thereunder:

(a)	Each DSU shall be treated in accordance with the Surrender and Indemnity Agreement entered into between the holder of the DSU, MTY and Imvescor which shall provide for, inter alia, each DSU to be surrendered to Imvescor immediately before the Effective Time for cancellation in exchange of a cash payment per DSU equal to the DSU Consideration, less any applicable statutory withholding; and

(b)	The DSU Plan shall be terminated by Imvescor on the Effective Date.

2.5.3	Unless otherwise agreed in writing between the Parties, for a period of one year from the Effective Date, MTY covenants and agrees, and after the Effective Time will cause Imvescor and any successor to Imvescor to covenant and agree that the Imvescor Employees, unless their employment is terminated, shall be provided with compensation that is no less favourable in the aggregate to that provided to such Imvescor Employees immediately prior to the Effective Time. This Section 2.5.3 is intended to benefit and bind only the parties to this Agreement and nothing contained in this Section 2.5.3, express or implied, is intended to or shall be construed to create any beneficiary rights, benefits, or remedies in any other Person (including any Imvescor Employee), to create any right of continued employment for any Person for any specified period, or to prevent MTY,

Imvescor and any successor to Imvescor to terminate or modify the Employee Plans.

2.6	Deposit of Consideration

MTY will immediately prior to the date of the filing by Imvescor of the Articles of Amalgamation with the Director pursuant to Section 2.7 hereof, subscribe for additional common shares of MTY Subco, and MTY, on behalf and for the benefit of MTY Subco, and as consideration for the subscription by MTY of common shares of MTY Subco hereunder, provide the Depository with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to Imvescor and MTY, each acting reasonably) and a treasury order relating to the issuance of a sufficient number of MTY Shares to complete all of the transactions contemplated by this Agreement and the Amalgamation and to complete the redemption of all of the Amalco Redeemable Shares immediately after the Amalgamation.

2.7	Articles of Amalgamation and Effective Date

2.7.1	The Articles of Amalgamation shall implement the Amalgamation. Imvescor shall file the Articles of Amalgamation with the Director as soon as reasonably practicable and in any event within five Business Days after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties.

2.7.2	From and after the Effective Time, the Articles of Amalgamation shall have all of the effects provided by applicable Law, including the CBCA. The closing of the Amalgamation will take place at the offices of Stikeman Elliott LLP, 1155 René-Lévesque Blvd. West, 41th Floor, Montreal, Québec, H3B 3V2 or at such other location as may be agreed upon by the Parties.

2.8	US Securities Law Matters

2.8.1	MTY Shares issued to holders of Imvescor Shares as consideration hereunder shall, as determined by MTY in good faith after consultation with legal advisers and Imvescor, either be issued pursuant to available exemptions from registration requirements, or based upon the representations of Imvescor contained herein, MTY will file on the date of mailing of the Circular, and use commercially reasonable efforts to cause to become and remain effective, a registration statement on either Form F-8 or Form F-80, as applicable, under the U.S. Securities Act, as applicable, with the Securities and Exchange Commission (the “SEC”) regarding the offering and issuance of MTY Shares to US holders of Imvescor Shares in connection with the Amalgamation. Imvescor will provide reasonable cooperation as requested by MTY to enable such filing and effectiveness. Prior to filing with the SEC any such registration statement, related

Form F-X or amendments or exhibits thereto, MTY will provide drafts of such documents to Imvescor and shall give reasonable consideration to any comments made by Imvescor and its counsel.

2.8.2	In connection with the matters covered by this Section 2.8, MTY shall comply with applicable “blue sky” state securities laws of the United States of America. In connection with compliance with any applicable state securities law, MTY will consult with Imvescor and shall give reasonable consideration to any comments made by Imvescor and its counsel.

2.8.3	MTY and Imvescor and their respective US counsel shall generally cooperate in a reasonable manner as far as sharing information and taking action in order to comply with the requirements under Form F-8 or Form F-80, as applicable, (including regarding information to be filed) and in order to comply with any applicable requirements under US federal securities laws regarding press releases and offering communications. MTY and Imvescor shall similarly cooperate with respect to compliance with any applicable state securities laws.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Imvescor

3.1.1	Except as disclosed in the Imvescor Disclosure Record or in the Imvescor Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), Imvescor represents and warrants to MTY as set forth in Schedule 3.1 and acknowledges and agrees that MTY is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.1.2	Except for the representations and warranties set forth in this Agreement, neither Imvescor nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of Imvescor.

3.2	Representations and Warranties of MTY

3.2.1	Except as disclosed in the MTY Disclosure Record or in the MTY Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), MTY represents and warrants to Imvescor as set forth in Schedule 3.2 and acknowledges and agrees that Imvescor is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2.2	Except for the representations and warranties set forth in this Agreement, neither MTY nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of MTY.

3.3	Survival

The representations and warranties of each of Imvescor and MTY contained in this Agreement shall not survive the completion of the Amalgamation and shall expire and terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Date.

ARTICLE 4

REGULATORY APPROVALS

4.1	Applications

4.1.1	MTY shall file an application with the Commissioner of Competition for an advance ruling certificate under section 102 of the Competition Act as soon as reasonably practicable, but not later than 10 Business Days after the date hereof. If the Parties determine that a pre-merger notification under Part IX of the Competition Act is required and advisable, each of MTY and Imvescor shall file their respective notifications as soon as reasonably practicable.

4.1.2	Imvescor and MTY shall cooperate in good faith to obtain the Regulatory Approvals, including by providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of the Parties, acting reasonably, advisable, and by cooperating in the preparation and submission of all applications, notices, filings, and submissions to Governmental Entities.

4.1.3	Subject to Section 4.1.4, each of Imvescor and MTY shall:

(a)	promptly inform the other Party of any material communication received by such Party in respect of obtaining or concluding the Regulatory Approvals;

(b)	use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Entity requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals;

(c)	permit the other Party to review in advance any proposed applications, notices, filings and submissions to Governmental Entities (including responses to requests for information and inquiries from any Governmental Entity) in respect of obtaining or concluding the Regulatory Approvals, and will provide the other Party a reasonable opportunity to comment thereon and consider those comments in good faith;

(d)	promptly provide the other Party with any filed copies of applications, notices, filings and submissions, (including responses to requests for information and inquiries from any Governmental Entity) that were submitted to a Governmental Entity in respect of obtaining or concluding the Regulatory Approvals;

(e)	not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with Governmental Entities in respect of obtaining or concluding the Regulatory Approvals unless it consults with the other Party in advance and gives the other Party or its legal counsel the opportunity to attend and participate thereat, unless a Governmental Entity requests otherwise; and

(f)	keep the other Party promptly informed of the status of discussions relating to obtaining or concluding the Regulatory Approvals.

4.1.4	Notwithstanding any other requirement in this Section 4.1, where a Party (a “Disclosing Party”) is required under this Section 4.1 to provide information to another Party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information or otherwise reasonably determines in respect thereof that disclosure should be restricted, the Disclosing Party may restrict the provision of such competitively sensitive and other information only to external legal counsel of the Receiving Party, provided that the Disclosing Party also provides the Receiving Party a redacted version of such information which does not contain any such competitively sensitive or other restricted information.

4.1.5	MTY shall use commercially reasonable efforts to obtain the Competition Act Approval. However, such commercially reasonable efforts shall not require MTY and its Affiliates to: (i) take any steps or actions that would, in their reasonable discretion, affect their right to own, use or exploit their respective businesses, operations or assets or the right of Imvescor and its Subsidiaries to own, use or exploit their respective businesses, operations or assets; (ii) negotiate or agree to the sale, divestiture or disposition by MTY of any of its business, operations or assets or those of its Affiliates, Imvescor or its Subsidiaries; or (iii) negotiate or agree to any form of behavioural remedy including an interim or permanent hold separate order.

4.1.6	Imvescor and MTY will be equally responsible for the government filing fee required in connection with making a filing under the Competition Act.

4.1.7	As soon as reasonably practicable, MTY shall apply to list the MTY Shares issuable pursuant to the Amalgamation Agreement on the TSX and shall use its commercially reasonable efforts to obtain conditional approval, subject to customary conditions, for the listing of such MTY Shares on the TSX.

4.2	Obtaining of Regulatory Approvals

For purposes of this Agreement, no Regulatory Approval shall be considered to have been obtained unless it is on terms satisfactory to the Parties, acting reasonably. In addition, no Regulatory Approval shall be considered to have been obtained if an appeal, stop-order, revocation order or proceeding seeking an appeal, stop-order or revocation order has been instituted after the granting of any Regulatory Approval and remains outstanding or subject to final judgment or adjudication on the Effective Date.

ARTICLE 5

COVENANTS

5.1	Operation of Business by Imvescor

Imvescor hereby covenants and agrees in favour of MTY that, from the date hereof until the earlier of: (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, unless otherwise agreed to in writing by MTY, as disclosed in Section 5.1 of the Imvescor Disclosure Letter or as is otherwise expressly permitted or specifically contemplated by this Agreement (including the Pre-Amalgamation Reorganization) or as is otherwise required by applicable Law or a Governmental Entity:

5.1.1	the business of Imvescor and its Subsidiaries shall be conducted only in, and Imvescor and its Subsidiaries shall not take any action except in, the Ordinary Course, and Imvescor shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ current business organizations, assets, properties, goodwill and business relationships and to keep available the services of its current officers and employees, in each case, consistent with past practice;

5.1.2	Imvescor shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents or amend in any material respects the constating documents of any of its Subsidiaries; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Imvescor Shares owned by any Person or the securities of any Subsidiary owned by a Person other than Imvescor except Permitted Dividends; (iii) adjust, subdivide, combine or reclassify its share capital; (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Imvescor or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Imvescor or its Subsidiaries, other than the issuance of Imvescor Shares issuable pursuant to the terms of the outstanding Options; (v) redeem, purchase or otherwise acquire or subject to an Encumbrance any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, including pursuant to a normal course issuer bid, automatic purchase plan or otherwise, unless otherwise required by the terms of such securities and other than in transactions between two or more Imvescor wholly-owned Subsidiaries or between Imvescor and an Imvescor wholly-owned Subsidiary; (vi) amend or modify the terms of any of its securities (it being understood that Imvescor shall be permitted to accelerate the vesting of any unvested Options); (vii) undertake any capital reorganization or reduce the stated capital of any outstanding securities of Imvescor or any of its Subsidiaries, (viii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Imvescor or any of its Subsidiaries; (ix) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (x) make any change in its accounting methods or policies or adopt new accounting policies, in each case except as required in accordance with GAAP or applicable Laws or pursuant to written instructions comments or orders of a Security Authority; (xi) enter into, modify or terminate any Contract with respect to any of the foregoing; or (xii) (A) file or make any material Tax Return or any material amended Tax Return, except as required by Law and in a manner consistent with past practice, (B) enter into any material agreement with a Governmental Entity with respect to Taxes, (C) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, (D) consent to the extension or waiver of the limitation period applicable to any material Tax matter, (E) materially amend or change any of its methods of reporting or accounting for income, for income Tax purposes, except as may be required by Law, (F) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to material Taxes, and (G) intentionally take any action or enter into any transaction that would have the effect of reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to MTY and/or its Subsidiaries in respect of any property owned or to be owned directly or indirectly by Imvescor or its Subsidiaries, or transfer, sell, give or distribute property of Imvescor or one of its Subsidiaries or any property substituted therefor (within the meaning of paragraph 88(1)(c.3) of the Tax Act) to a person described in any of subclauses 88(1)(c)(vi)(B)(I)-(III) of the Tax Act, other than to Imvescor or one of its Subsidiaries;

5.1.3	Imvescor shall promptly notify MTY in writing of any circumstance or development that, to the knowledge of Imvescor, is or would reasonably be expected to constitute a Material Adverse Effect in respect of Imvescor;

5.1.4	Imvescor shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, pledge, lease, license, dispose of, surrender, let lapse, lose the right to use, mortgage, license, transfer or grant an Encumbrance (other than a Permitted Encumbrance) on any assets of Imvescor or of any Subsidiary, except in the Ordinary Course; (ii) without the consent of MTY, acting reasonably, acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, or purchase of any property or assets of any other Person; (iii) incur any Indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances, except for (a) refinancing of existing debt on substantially the same market terms and (b) Indebtedness incurred in the Ordinary Course not to exceed $2,000,000 in the aggregate; (iv) pay, discharge, settle, satisfy, compromise, waive, assign or release any action, claim, proceeding, liability or obligation (including any regulatory investigation), other than the payment, discharge or satisfaction of liabilities incurred in the Ordinary Course, or with the consent of MTY, acting reasonably; (v) release or relinquish, or authorize or propose to do so, any right under a Material Contract; (vi) in respect of any assets of Imvescor or of any Subsidiary, waive, release, surrender, let lapse, grant or transfer any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect any existing material Authorization, right to use, lease, contract, Intellectual Property rights, or other material document, (vii) abandon or fail to diligently pursue any application for any material Authorizations, licenses, leases, permits or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, licenses, leases or registrations, (viii) enter into a new line of business or materially change the business or regulatory strategy of Imvescor or its Subsidiaries; (ix) authorize any material change to any of its Franchise Agreements or royalty or fee schedule; (x) enter into or terminate any hedges, derivatives, swaps, forward sales contracts or other financial instruments or like transaction; or (xi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

5.1.5	Imvescor shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) enter into any Contract that limits or otherwise restricts Imvescor or any of its Subsidiaries or any of their successors, or that would, after the Effective Date, limit or otherwise restrict MTY or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area or from operating their business in substantially the same manner as it was operated immediately prior to entering into this Agreement; or (iii) terminate or cancel, or allow to lapse or amend or modify any Material Contract, provided that, none of Imvescor or any of its Subsidiaries shall extend the term of any Material Contract for an additional term exceeding 12 months (provided, however, that the lease agreement identified in Section 5.1.5 of the Imvescor Disclosure Letter shall not be extended beyond its current term);

5.1.6	other than (a) as is necessary to comply with applicable Laws, (b) in accordance with any incentive or compensation arrangement in effect on the date hereof or Employee Plan, or (c) as otherwise agreed by MTY, neither Imvescor nor any of its Subsidiaries: (i) shall grant to any employee, officer or director of Imvescor or any of its Subsidiaries a bonus or an increase in salary or compensation in any form (including the grant of a bonus or other compensation triggered as a result of or in connection with the Amalgamation); (ii) grant any salary increase in excess of 2% or change Imvescor’s bonus structure or amount of bonus of any Imvescor Employee; (iii) take any action with respect to the grant of any severance or termination pay not in accordance with existing policies; (iv) hire and/or enter into new employment agreements with any new executive employees or officers of Imvescor or any of its Subsidiaries; (v) amend any employment agreement with any executive employee, officer or director of Imvescor or any of its Subsidiaries; (vi) increase any benefits payable under its current severance or termination pay policies; or (v) adopt or materially amend or make any contribution to any Imvescor Employee Plan;

5.1.7	Imvescor shall not, and shall not permit any of its Subsidiaries to, make, in one transaction or in a series of related transactions, any loan, advances or capital contributions to, or investments in, any other Person other than to wholly-owned Subsidiaries or enter in any Contract with or make any loans to, on behalf or for the benefit of, any shareholder, officer or director of Imvescor or any of its Subsidiaries, or any of their respective Affiliates or associates;

5.1.8	Imvescor shall use commercially reasonable efforts to defend all lawsuits or other Legal Action to which it is a party and Imvescor shall not, and shall not permit any of its Subsidiaries to, waive, release, settle or compromise, without the consent of MTY, acting reasonably: (i) any material Legal Action, including those described in Schedule 3.1.45 of the Imvescor Disclosure Letter, or any material claim; or (ii) any Legal Action that is brought by any current, former or purported holder of any securities of Imvescor in its capacity as such and that (a) requires any payment to such security holders by Imvescor or any Subsidiary or (b) adversely affects in any material respect the ability of Imvescor and the Subsidiaries to conduct their businesses;

5.1.9	Imvescor shall not terminate or cancel, or allow to lapse or amend or modify in any material respect, any material insurance policies maintained by it covering Imvescor or any of its Subsidiaries, including directors’ and officers’ insurance, which is not replaced by a comparable amount of insurance coverage on comparable terms; provided that, subject to Section 5.16, none of Imvescor or any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months; and

5.1.10	Nothing in this Agreement is intended to or shall result in MTY exercising material influence over the operations of Imvescor, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

5.2	Other Covenants of Imvescor

Imvescor hereby covenants and agrees in favour of MTY that, from the date hereof until the earlier of (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, Imvescor shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by Imvescor or any of its Subsidiaries, as the case may be, under this Agreement and shall use its commercially reasonable efforts to do all such other lawful acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby and, without limitation, Imvescor shall, subject to Sections 5.5, 5.7 and 5.8, and where appropriate shall cause its Subsidiaries to:

5.2.1	use its commercially reasonable efforts to satisfy the conditions precedent under its control set forth in Section 6.1 and Section 6.2 in this Agreement;

5.2.2	notify MTY forthwith upon becoming aware of any notice regarding the exercise or payment of any Options or DSUs and inform MTY of all information (including the identity of the giver thereof) known to it regarding such notice;

5.2.3	use commercially reasonable efforts to: (i) defend all lawsuits or other Legal Action to which it is a party challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby; and (ii) have lifted or rescinded any injunction or restraining order or other order relating to Imvescor or any of its Subsidiaries challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby;

5.2.4	use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) necessary to be obtained under the Material Contracts in connection with the Amalgamation or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Amalgamation, in each case, on terms that are reasonably satisfactory to MTY, and without paying, and without committing itself or MTY to pay, any consideration or incur any liability or obligation without the prior written consent of MTY;

5.2.5	use commercially reasonable efforts to cause to be delivered to MTY on the Effective Date resignations and releases (in a form satisfactory to MTY, acting reasonably), effective upon the Effective Time having occurred, of the directors of any of Imvescor’s Subsidiaries designated in writing by MTY prior to the Effective Date, and causing them to be replaced by Persons nominated by MTY effective as of the Effective Time;

5.2.6	not, and cause each of its Subsidiaries not to, enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; or (ii) adversely affect Imvescor’s ability to perform and comply with its covenants and agreements under this Agreement;

5.2.7	promptly advise, first orally and then in writing, MTY of (i) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or other Person) is or may be required in connection with this Agreement or the Amalgamation; or (ii) any death, resignation, termination of employment or other departure of any director or senior officer of Imvescor or any of its Subsidiaries; and

5.2.8	as soon as practicable after the date hereof, use commercially reasonable efforts to send such notices or obtain such consents, each prior to the Effective Time, that are necessary to be sent or obtained in connection with a change of control under the Material Contracts, the Leases and the Franchise Agreements, provided for greater certainty that Imvescor shall not be required to pay or commit itself or

MTY to pay, any consideration or incur any liability or obligation in connection with the satisfaction of its obligations under this Section 5.2.8.

5.3	Covenants of MTY

MTY hereby covenants and agrees in favour of Imvescor that, from the date hereof until the earlier of: (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, MTY shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by MTY or any of its Subsidiaries under this Agreement and shall use its commercially reasonable efforts to do all such other acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby, and, without limitation, MTY shall, and where appropriate shall cause its Subsidiaries to:

5.3.1	use its commercially reasonable efforts to satisfy the conditions precedent under its control set forth in Section 6.1 and Section 6.3 in this Agreement;

5.3.2	use commercially reasonable efforts to: (i) defend all lawsuits or other Legal Action to which it is a party challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby; and (ii) have lifted or rescinded any injunction or restraining order or other order relating to MTY or any of its Subsidiaries challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby;

5.3.3	use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on MTY or its Subsidiaries with respect to the transactions contemplated hereby;

5.3.4	not, and cause each of its Subsidiaries not to, enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; or (ii) adversely affect MTY’s ability to perform and comply with its covenants and agreements under this Agreement;

5.3.5	promptly advise, first orally and then in writing, Imvescor of any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or other Person) is or may be required in connection with this Agreement or the Amalgamation; and

5.3.6	immediately prior to the filing of the Articles of Amalgamation, provide, or cause MTY Subco to provide, the Depository with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to Imvescor and MTY) to complete the redemption of all of the Amalco Redeemable Shares immediately after the Amalgamation and a treasury order relating to the issuance of a sufficient number of MTY Shares required to satisfy the Aggregate Consideration to be issued to Imvescor Shareholders pursuant to the Amalgamation.

5.4	Other Covenants of MTY

5.4.1	MTY hereby covenants and agrees in favour of Imvescor that, from the date hereof until the earlier of: (A) the Effective Date; or (B) the date this Agreement is terminated pursuant to its terms, MTY shall not, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the MTY Shares owned by any Person or the securities of any Subsidiary owned by a Person other than Imvescor except for quarterly dividends consistent with past practice and any increases in dividends consistent with past practices; (iii) adjust, subdivide, combine or reclassify its share capital; (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of MTY or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of MTY or its Subsidiaries, other than the issuance of MTY Shares issuable pursuant to the terms of outstanding options of MTY; (v) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of MTY or any of its Subsidiaries; (vi) make any change in its accounting methods or policies or adopt new accounting policies, in each case except as required in accordance with GAAP or applicable Laws or pursuant to written instructions comments or orders of a Security Authority; or (vii) authorize, agree, resolve or otherwise commit to do any of the foregoing.

5.4.2	MTY shall promptly notify Imvescor in writing of any circumstance or development that, to the knowledge of MTY, is or would reasonably be expected to constitute a Material Adverse Effect in respect of MTY.

5.5	Covenants of Imvescor Regarding Non-Solicitation

5.5.1	Except as expressly permitted in Sections 5.5, 5.6, 5.7 and 5.8, Imvescor shall not, directly or indirectly, through any of its Representatives or Subsidiaries:

(a)	solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information of Imvescor or any Subsidiary or entering into any form of Contract) any inquiries, submissions, proposals or offers that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than MTY and its Affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)	make a Change in Recommendation; or

(d)	accept, approve, endorse or enter into any Contract in respect of any Acquisition Proposal (other than a confidentiality agreement permitted by

Section 5.7) or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.

5.5.2	Imvescor shall, and shall cause its Subsidiaries and their respective Representatives to, immediately cease and terminate any solicitation, encouragement, discussion or negotiations with any Person (other than MTY and its Affiliates) commenced prior to the date of this Agreement with respect to any inquiry, proposal or offer that may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)	immediately discontinue access to and disclosure of all confidential information regarding Imvescor or any of its Subsidiaries; and

(b)	to the extent that such information has not been previously returned or destroyed promptly request, and exercise all rights it has to require the return or destruction of, all copies of any confidential information regarding Imvescor or any of its Subsidiaries provided to any Person other than MTY and its Representatives and use its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

5.5.3	Imvescor hereby represents and warrants that, in the last 12 months, Imvescor has not waived any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement to which Imvescor or any Subsidiary is a party in connection with any transaction that would constitute an Acquisition Proposal if made after the date hereof, and further covenants and agrees (i) that Imvescor shall and shall cause any Subsidiary to seek to take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation or similar agreement or covenant to which Imvescor or any Subsidiary is a party as of the date hereof, and (ii) Imvescor shall and shall cause any of its Subsidiaries not to release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Imvescor, or any of its Subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, or similar agreement or covenant to which Imvescor or any Subsidiary is a party, without the prior written consent of MTY (which may be withheld, conditioned or delayed in MTY’s sole and absolute discretion) (it being acknowledged by MTY that the automatic termination or release of any such restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.5.3).

5.5.4	Nothing contained in this Agreement, including this Section 5.5, shall prohibit the Board from taking any action to fulfill its disclosure or legal obligations to Imvescor Shareholders or from making a Change in Recommendation prior to the Effective Date, if in the good faith judgement of the Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would reasonably be expected to be inconsistent with the Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including issuing a directors’ circular under applicable Securities

Laws or calling and holding a meeting of Imvescor Shareholders requisitioned by such Imvescor Shareholders in accordance with the CBCA); provided Imvescor and its Representatives are not otherwise in breach of this Section 5.5.

5.6	Notification of Acquisition Proposals

5.6.1	If Imvescor or any of its Subsidiaries or any of their respective Representatives, receives a bona fide Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Imvescor or any Subsidiary in connection with an Acquisition Proposal, Imvescor shall promptly notify MTY, at first orally, and then as soon as practicable and in any event within 48 hours in writing, of such Acquisition Proposal, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal. Imvescor shall keep MTY reasonably informed on a current basis of the status of material developments and (to the extent permitted by Section 5.7) negotiations with respect to such Acquisition Proposal.

5.7	Responding to an Acquisition Proposal

5.7.1	Notwithstanding Section 5.5, or any other agreement between the Parties, including the Confidentiality Agreement, if at any time prior to obtaining the Required Shareholder Approval, Imvescor receives a written Acquisition Proposal, Imvescor may (i) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal so as to determine whether such Acquisition Proposal constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal, and (ii) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of or furnish access to confidential information of Imvescor or its Subsidiaries, if and only if, in the case of this clause (ii):

(a)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar restriction with Imvescor or any of its Subsidiaries;

(b)	the Board shall have determined in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to constitute, a Superior Proposal;

(c)	Imvescor has been, and continues to be, in compliance with its obligations under Sections 5.5, 5.6, 5.7 and 5.8;

(d)	prior to providing any such copies or access, Imvescor enters into a confidentiality agreement with such Person that contains standstill, confidentiality and other terms that are no less favourable to Imvescor than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to MTY (by posting such information in a data room or otherwise); and

(e)	prior to providing any such copies, access or disclosure, Imvescor provides MTY with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.7.1(d).

5.8	Right to Match

5.8.1	If Imvescor receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Amalgamation Resolution by the Imvescor Shareholders, the Board (or any committee thereof) may, subject to compliance with Article 7, make a Change in Recommendation and enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar restriction with Imvescor or any of its Subsidiaries;

(b)	Imvescor has been, and continues to be, in compliance with its obligations under Sections 5.5, 5.6, 5.7 and 5.8;

(c)	Imvescor has delivered to MTY a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into a definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms as well as a copy of any draft agreement in respect thereof that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the “Superior Proposal Notice”);

(d)	at least five Business Days (the “Matching Period”) have elapsed from the date on which MTY received the Superior Proposal Notice;

(e)	during any Matching Period, MTY has had the opportunity (but not the obligation), in accordance with Section 5.8.2, to offer to amend this Agreement and the Amalgamation Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal; and

(f)	after the Matching Period, the Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of this Agreement and the Amalgamation as proposed to be amended by MTY under Section 5.8.2).

5.8.2	During the Matching Period: (a) the Board shall review any offer made by MTY under Section 5.8.1(e) to amend the terms of this Agreement and the Amalgamation Agreement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) Imvescor shall negotiate in good faith with MTY to make such amendments to the terms of this Agreement and the Amalgamation Agreement as would enable MTY to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Imvescor shall promptly so advise MTY and Imvescor and MTY shall amend this Agreement to reflect such offer made by MTY, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

5.8.3	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Imvescor Securityholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.8, and MTY shall be afforded a new five Business Day Matching Period from the date on which MTY received the Superior Proposal Notice.

5.8.4	If Imvescor provides a Superior Proposal Notice to MTY on a date that is less than 10 Business Days before the Imvescor Meeting, Imvescor shall be entitled to and shall, upon written request of MTY acting reasonably, postpone the Imvescor Meeting to a date that is not more than 15 Business Days after the scheduled date of the Imvescor Meeting

5.8.5	Nothing contained in this Agreement shall prevent the Board or the Special Committee from (i) responding through a directors’ circular or otherwise as required by Law to an Acquisition Proposal that it determines is not a Superior Proposal; (ii) calling or holding a meeting of Imvescor Shareholders requisitioned by Imvescor Shareholders in accordance with the CBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law

5.9	Access to Information; Confidentiality

5.9.1	From the date hereof until the earlier of the Effective Date and the termination of this Agreement, Imvescor shall, and shall cause its Subsidiaries and Representatives, subject to all applicable Laws and in accordance with the Confidentiality Agreement, to give to MTY and its Representatives, upon reasonable notice, full access to its and its Subsidiaries’ officers, employees, agents, Books and Records, Contracts, financial and operating data, information relating to Legal Actions or other information with respect to the assets or business of Imvescor and its Subsidiaries as MTY or its Representatives may from time to time reasonably request in connection with strategic and integration planning and for any other reasons reasonably relating to the transactions contemplated herein, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of Imvescor. Without limiting the foregoing: (a) MTY and its Representatives shall, upon reasonable prior notice, have the right to conduct inspections of each of the Owned Properties and Leased Properties; and (b) Imvescor shall, upon MTY’s request, facilitate discussions between MTY and any third party from whom consent may be required.

5.9.2	Notwithstanding the foregoing, neither Imvescor nor any of its Representatives will, prior to the Effective Date, contact any Imvescor Employees, suppliers, clients, Franchisees, licensors or lessors of Imvescor or any of its Subsidiaries in relation to Imvescor or the transactions contemplated under this Agreement and other related integration plans without prior consultation with the President and Chief Executive Officer of the Imvescor, who shall not unreasonably withhold his or her consent to such contact. For certainty, nothing herein shall prohibit MTY from contacting suppliers, clients, Franchisees, licensors or lessors of Imvescor to the extent such Persons are also suppliers, clients, Franchisees, licensors or lessors of MTY in the Ordinary Course of MTY’s business.

5.9.3	This Section 5.9 shall not require Imvescor or any of its Subsidiaries to permit any access, or to disclose any information that in the reasonable good faith judgment of Imvescor, after consultation with outside legal counsel, is likely to result in the breach of any Contract, any violation of any Law or cause any privilege (including attorney-client privilege) that Imvescor or its Subsidiaries would be entitled to assert to be undermined with respect to such information; provided that, the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of such disclosing Party, after consultation with counsel) be managed through the use of customary “clean-room” arrangements.

5.9.4	MTY acknowledges that the Confidentiality Agreement continues to apply and that any information provided under Section 5.9.1 above that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement; provided that to the extent any provision of the Confidentiality Agreement conflicts with the terms of this Agreement, the terms of this Agreement shall prevail. For greater certainty, if this Agreement is terminated in accordance with its terms, any obligations of the Parties and their respective representatives under the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms of the Confidentiality Agreement.

5.10	Pre-Amalgamation Reorganization

5.10.1	Subject to Section 5.10.2, Imvescor agrees that, upon request of MTY, Imvescor shall use its commercially reasonable efforts to (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as MTY may request, acting reasonably (each a “Pre-Amalgamation Reorganization”), (ii) cooperate with MTY and its advisors to determine the manner in which any such Pre-Amalgamation Reorganizations might most effectively be undertaken, and (iii) cooperate with MTY and its advisors to seek to obtain consents or waivers which might be required from Imvescor’s lenders under its existing credit facility in connection with the Pre-Amalgamation Reorganizations, if any; provided that any Pre-Amalgamation Reorganization shall not become effective unless MTY has irrevocably waived or confirmed in writing the satisfaction of all conditions in its favour under this Agreement.

5.10.2	Imvescor will not be obligated to participate in any Pre-Amalgamation Reorganization under Section 5.10.1 unless Imvescor determines in good faith that such Pre-Amalgamation Reorganization:

(a)	can be completed prior to the Effective Date;

(b)	is not, in the opinion of Imvescor or Imvescor’s counsel, acting reasonably, prejudicial to Imvescor, the Imvescor Securityholders or the Imvescor Employees;

(c)	does not impair the ability of Imvescor to consummate, and will not materially delay the consummation of, the Amalgamation;

(d)	does not unreasonably interfere with the ongoing operations of Imvescor and its Subsidiaries;

(e)	shall not require the approval of the Imvescor Shareholders and shall not require MTY to obtain the approval of its shareholders;

(f)	is effected as close as reasonably practicable prior to the Effective Time;

(g)	shall not form part of, impair, impede or prevent the receipt of any Regulatory Approvals;

(h)	does not require the directors, officers, employees or agents of Imvescor or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent;

(i)	shall not be considered to constitute a breach of the representations, warranties or covenants of Imvescor hereunder (including where any such Pre-Amalgamation Reorganization requires the consent of any third party under a Contract);

(j)	does not require Imvescor or its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on any Imvescor Securityholders incrementally greater than the Taxes or other consequences to such Party in connection with the completion of the Amalgamation in the absence of action being taken pursuant to this Section 5.10; and

(k)	does not result in any breach by Imvescor or any of its Subsidiaries of any Material Contract or any breach by Imvescor or any of its Subsidiaries of their respective organizational documents or Law.

5.10.3	MTY must provide written notice to Imvescor of any proposed Pre-Amalgamation Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, Imvescor and MTY shall work cooperatively and use their commercially reasonable efforts to prepare all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Amalgamation Reorganization.

5.10.4	MTY agrees that it will be responsible for all reasonable costs and expenses associated with any Pre-Amalgamation Reorganization to be carried out at its request, including liabilities, fees, damages, penalties and Taxes that may be incurred (actual out-of-pocket costs and expenses for filing fees and external counsel and auditors) which may be incurred as a consequence of the implementation of or to unwind any such Pre-Amalgamation Reorganization if the Amalgamation is not completed and shall indemnify and save harmless Imvescor, its Affiliates and their respective Representatives, as well as the Imvescor Securityholders and Imvescor Employees from and against any and all direct and indirect liabilities, losses, damages, fees, claims, Taxes, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Amalgamation Reorganization (including actual out-of-pocket costs and expenses for filing fees and external counsel and auditors which may be incurred), including the unwinding, reversal, modification or termination of such Pre-Amalgamation Reorganization, if after participating in any Pre-Amalgamation Reorganization the Amalgamation is not completed other than due to a breach by Imvescor of the terms and conditions of this Agreement. The obligation of MTY set out in this Section 5.10.4 will be in addition to any other payment MTY may be obligated to make hereunder and will survive termination of this Agreement.

5.10.5	MTY waives any breach of a representation, warranty or covenant by Imvescor where such breach is a result of an action taken by Imvescor or a Subsidiary in good faith in connection with this Section 5.10, including pursuant to a written request by MTY in accordance with this Section 5.10.

5.10.6	Imvescor acknowledges and agrees that MTY may, prior to the Effective Date at any time and from time to time, perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as MTY deems necessary or desirable (each, an “MTY Reorganization”), provided that such MTY Reorganization does not adversely affect MTY’s ability to perform and comply with its covenants and agreements under this Agreement. MTY must provide written notice to Imvescor of any proposed MTY Reorganization at least 10 Business Days prior to the Effective Date. Upon receipt of such notice, Imvescor and MTY shall work cooperatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such

MTY Reorganization, including any amendment to this Agreement or the Amalgamation Agreement.

5.11	Alternative Transaction

If MTY concludes for any reason that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or take-over bid) whereby MTY, MTY Subco or their Affiliates would effectively acquire all of the securities or assets of Imvescor on the same economic and other terms and conditions (including tax treatment) and having consequences to Imvescor and the Imvescor Securityholders that are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”) and MTY provides 5 Business Days’ written notice to Imvescor of such Alternative Transaction, Imvescor agrees to support the completion of such Alterative Transaction in the same manner as the Amalgamation and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alterative Transaction.

5.12	Public Communications

The Parties shall cooperate in the preparation of presentations, if any, to the Imvescor Shareholders regarding the Amalgamation. A Party shall not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Amalgamation without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), and Imvescor must not make any filing with any Governmental Entity (subject in each case to Imvescor’s overriding obligations to make any disclosure or filing required by Laws or as contemplated by Section 4.1) with respect to this Agreement or the Amalgamation without the consent of MTY (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that is required to make disclosure by Law (other than in connection with the Regulatory Approvals contemplated by Section 4.1) shall use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. For greater certainty, the foregoing shall not prevent either Party from making internal announcements to employees and having discussions with Imvescor Shareholders or MTY Shareholders, as the case may be, and financial analysts and other stakeholders so long as such statements and announcements are consistent with the most recent press releases, public disclosures or public statements made by the Party. Notwithstanding anything to the contrary in this Agreement, Imvescor shall have no obligation to consult with MTY prior to making any disclosure related to any Acquisition Proposal or a Change in Recommendation in compliance with the terms hereof.

5.13	Performance of MTY Subco

MTY hereby unconditionally and irrevocably guarantees, covenants and agrees to be liable with MTY for the due and punctual performance of each and every covenant and obligation of MTY Subco under this Agreement, including completing the Amalgamation and the Amalgamation Agreement, subject to the terms and conditions of this Agreement and the Amalgamation Agreement.

5.14	Continuity and Other Covenants

5.14.1	At the Effective Date, MTY shall cause the one individual designated by Imvescor in Section 5.14 of the Imvescor Disclosure Letter (the “Imvescor Nominee”), who shall meet MTY’s eligibility requirements, to join the board of directors of MTY, the membership of which shall be increased, if necessary, to accommodate such new director and to establish that the board of directors of MTY shall be comprised of six directors.

5.14.2	MTY shall cause the Imvescor Nominee to be nominated for election to the board of directors of MTY for the two annual meetings of MTY called following the Effective Date; provided that if the Imvescor Nominee should resign, be ineligible or otherwise unable to serve as a director of MTY, Imvescor or Amalco, as applicable, shall be entitled to nominate a replacement candidate for election.

5.15	Notice and Cure Provisions

Imvescor, on the one hand, and MTY, on the other hand, will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to:

5.15.1	constitute any of its representations or warranties contained herein to be untrue or incorrect in any material respect on the Effective Date; or

5.15.2	result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Date.

MTY may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2.1(c)(ii) and Imvescor may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2.1(d)(i), unless forthwith and in any event prior to the filing of the Articles of Amalgamation with the Director, Imvescor or MTY, as the case may be, has delivered a written notice (a “Termination Notice”) to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Imvescor or MTY, as the case may be, is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Imvescor or MTY, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement until the later of the Outside Date and the expiration of a period of 15 Business Days from such notice. If a Party delivers a bona fide Termination Notice prior to the date of the Imvescor Meeting and the date of the Imvescor Meeting is within 15 Business Days following receipt of such Termination Notice, unless the Parties agree otherwise, Imvescor shall postpone or adjourn the

Imvescor Meeting to the earlier of (i) five Business Days prior to the Outside Date and (ii) the date that is 16 Business Days following receipt of such Termination Notice by the breaching Party (without causing any breach of any other provision contained herein).

5.16	Insurance and Indemnification

5.16.1	Prior to the Effective Date, Imvescor shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Imvescor and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and MTY will, or will cause Amalco to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that MTY will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 250% of Imvescor’s and its Subsidiaries current annual aggregate premium for policies currently maintained by Imvescor and its Subsidiaries.

5.16.2	MTY shall honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Imvescor and its Subsidiaries and acknowledges that such rights shall survive the completion of the Amalgamation and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date. The provisions of this Section 5.16.2 shall be binding, jointly and severally, on all successors of MTY.

5.16.3	If Imvescor or any of its Subsidiaries or any of their respective successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other Person and shall not be a continuing or surviving corporation or entity or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, MTY shall ensure that proper provisions shall be made so that the successors and assigns of Imvescor shall assume all of the obligations set forth in this Section 5.16.

5.17	TSX De-Listing

Subject to applicable Laws, Imvescor and MTY shall use their commercially reasonable efforts to cause the Imvescor Shares to be de-listed from the TSX promptly following completion of the Amalgamation.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The respective obligations of the Parties hereto to complete the Amalgamation and the other transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Time, of the following conditions precedent, each of which may be waived only by the mutual consent of MTY and Imvescor:

6.1.1	the Required Shareholder Approval in respect of the Amalgamation Resolution shall have been obtained;

6.1.2	the Regulatory Approvals shall have been obtained and each such Regulatory Approval is in force and has not been modified in a manner that is unacceptable to the Parties;

6.1.3	no applicable Law (whether temporary, preliminary or permanent) shall be in effect that makes the consummation of the Amalgamation illegal or otherwise prohibits or enjoins Imvescor or MTY from consummating the Amalgamation or any of the other transaction contemplated by this Agreement;

6.1.4	no proceeding of a judicial or administrative nature shall have been taken under any applicable Law or by Governmental Entity that prohibits or enjoins the consummation of the Amalgamation; and

6.1.5	If required to have been filed, as determined in accordance with Section 2.8 hereof, the Form F-8 or F-80, as applicable, regarding the offering and issuance of MTY Shares to US holders of Imvescor Shares in connection with the Amalgamation has been declared effective , shall not have been withdrawn, and no stop order suspending the effectiveness of such registration statement shall be in effect.

6.2	Additional Conditions Precedent to the Obligations of MTY

The obligations of MTY to complete the Amalgamation and the other transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Time, of the following conditions precedent, each of which is for MTY’s exclusive benefit and may be waived by MTY:

6.2.1	Imvescor has fulfilled or complied in all material respects with each of the covenants of Imvescor under this Agreement or under the Amalgamation Agreement to be fulfilled or complied with on or before the Effective Time and MTY shall have received a certificate of Imvescor addressed to MTY and dated as of the Effective Date, signed on behalf of Imvescor by two senior officers of Imvescor, without personal liability, confirming the same;

6.2.2	the representations and warranties of Imvescor set forth in this Agreement are true and correct in all respects (without regard to any materiality or “Material Adverse Effect” qualification contain therein) as of the Effective Time (except (i) for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date and (ii) references to Imvescor Interim Financial Statements is Section 3.1.32 of Schedule 3.1 shall be deemed to be references to the Imvescor 2017 Financial Statements from and as of the date of filing thereof), except where the failure or failures of all such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Imvescor; and MTY shall have received a certificate of Imvescor, addressed to MTY and dated as of the Effective Date, signed on behalf of Imvescor by two senior officers, without personal liability, confirming the same;

6.2.3	the approval of the holders of MTY Shares shall not be required;

6.2.4	Dissent Rights have not been exercised with respect to more than 20% of the issued and outstanding Imvescor Shares;

6.2.5	the holders of such number of Options and DSUs set out in Section 2.5 of the Imvescor Disclosure Letter shall have delivered a Surrender and Indemnity Agreement to the satisfaction of MTY such that such Options and DSUs will be exercised or, to the extent outstanding on the Effective Date, cancelled in accordance with the terms of Section 2.5; and

6.2.6	since the date of this Agreement, there shall have not occurred a Material Adverse Effect in respect of Imvescor.

6.3	Additional Conditions Precedent to the Obligations of Imvescor

The obligations of Imvescor to complete the Amalgamation and the other transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Time, of the following conditions precedent, each of which is for the exclusive benefit of Imvescor and may be waived by Imvescor:

6.3.1	MTY has fulfilled or complied in all material respects with each of the covenants of MTY under this Agreement or under the Amalgamation Agreement to be fulfilled or complied with on or before the Effective Time and Imvescor shall have received a certificate of MTY addressed to Imvescor and dated as of the Effective Date, signed on behalf of MTY by two senior officers of MTY, without personal liability, confirming the same;

6.3.2	the representations and warranties of MTY set forth in this Agreement are true and correct in all respects (without regard to any materiality or “Material Adverse Effect” qualification contain therein) as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except where the failure or failures of all such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the MTY, and Imvescor shall have received a certificate of MTY, addressed to Imvescor and dated as of the Effective Date, signed on behalf of MTY by two senior officers, without personal liability, confirming the same;

6.3.3	MTY shall have deposited with the Depository in escrow on the Business Day immediately prior to the date of filing by Imvescor of the Articles of

Amalgamation with the Director pursuant to Section 2.7.1, sufficient funds to complete the redemption of all of the Amalco Redeemable Shares immediately after the Amalgamation and a treasury order relating to the issuance of a sufficient number of MTY Shares required to satisfy the Aggregate Consideration issuable to Imvescor Shareholders pursuant to the Amalgamation and the Depository shall have confirmed to Imvescor receipt of such funds and such MTY Shares;

6.3.4	the conditional approval of TSX to the listing of the MTY Shares issuable pursuant to the Amalgamation Agreement shall have been obtained and be in force and have not been rescinded; and

6.3.5	since the date of this Agreement, there shall have not occurred a Material Adverse Effect in respect of MTY.

6.4	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when a Certificate of Amalgamation is issued by the Director.

ARTICLE 7

TERMINATION

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2	Termination

7.2.1	This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Amalgamation Resolution or the Amalgamation by the Imvescor Shareholders):

(a)	by the mutual written agreement of Imvescor and MTY;

(b)	by either Imvescor, on the one hand, or MTY, on the other hand, if:

(i)	Occurrence of Outside Date. The Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.2.1(b)(i) shall not be available to a Party if the failure of the Effective Date to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)	Illegality. After the date hereof, there shall be enacted, made, enforced or amended, as applicable, any applicable Law (or any such applicable Law shall been amended) that makes consummation of the Amalgamation illegal or otherwise prohibits or enjoins Imvescor or MTY from consummating the Amalgamation and such applicable Law (if applicable) shall have become final and non-appealable; provided that a Party may not terminate this Agreement pursuant to this Section 7.2.1(b)(ii) if the Law has been enacted, made, enforced or amended, as applicable, as a result of a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)	Failure to Obtain Required Shareholder Approval. The Required Shareholder Approval is not obtained at the Imvescor Meeting;

(c)	by MTY if:

(i)	Change in Recommendation. Prior to the receipt of the Required Shareholder Approval (A) the Board fails to recommend or withdraws, amends, modifies or qualifies in a manner that has substantially the same effect as failing to recommend the Board Recommendation or publicly proposes or states an intention to do the foregoing, (B) the Board accepts or approves or publicly proposes to accept or approve an Acquisition Proposal or takes no position or remains neutral with respect to an Acquisition Proposal for more than five Business Days (or beyond the fifth Business Day prior to the date of the Meeting, if sooner), or (C) the Board fails to publicly recommend or reaffirm the Board Recommendation within five Business Days after having been requested in writing by MTY to do so (or in the event the Imvescor Meeting is scheduled to occur within such five Business Day period, prior to the second Business Day prior to the date of the Imvescor Meeting) (each, a “Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days following the formal announcement thereof, shall not be considered a Change in Recommendation);

(ii)	Breach of Representation or Warranty or Failure to Perform Covenant by Imvescor. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of Imvescor set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 (Mutual Conditions Precedent) or Section 6.2 (Additional Conditions Precedent to the Obligations of MTY) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date or are not cured in accordance with Section 5.15; provided, in each of those cases, that MTY is not then in breach of this Agreement so as to directly or indirectly cause any of the conditions set forth in

Section 6.1 (Mutual Conditions Precedent) or Section 6.3 (Additional Conditions Precedent to the Obligations of Imvescor) not to be satisfied;

(iii)	Regulatory Approvals. The condition set forth in Section 6.1.2 is not capable of being satisfied by the Outside Date;

(iv)	MTY Shareholder Approval. The condition set forth in Section 6.2.3 is not capable of being satisfied by the Outside Date;

(v)	Dissent Rights. The condition set forth in Section 6.2.4 is not capable of being satisfied by the Outside Date;

(vi)	Incentive Plans. The condition set forth in Section 6.2.5 is not capable of being satisfied by the Outside Date; or

(vii)	Material Adverse Effect. There has occurred a Material Adverse Effect in respect of Imvescor.

(d)	by Imvescor if:

(i)	Breach of Representation or Warranty or Failure to Perform Covenant by MTY. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of MTY set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 (Mutual Conditions Precedent) or Section 6.3 (Additional Conditions Precedent to the Obligations of Imvescor) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date or are not cured in accordance with Section 5.15; provided, in each of those cases, that Imvescor is not then in breach of this Agreement so as to directly or indirectly cause any of the conditions set forth in Section 6.1 (Mutual Conditions Precedent) or Section 6.2 (Additional Conditions Precedent to the Obligations of MTY) not to be satisfied;

(ii)	Superior Proposal. Prior to the approval of the Imvescor Shareholders of the Amalgamation Resolution, the Board authorizes Imvescor, in strict compliance with the mechanisms contemplated by and subject to the restrictions contained in this Agreement, to enter into a written agreement (other than a confidentiality agreement permitted by Section 5.7) concerning a Superior Proposal, provided that prior to or concurrent with such termination Imvescor pays the Termination Fee in accordance with Section 7.3; or

(iii)	Material Adverse Effect. There has occurred a Material Adverse Effect in respect of MTY.

7.2.2	The Party desiring to terminate this Agreement pursuant to this Article 7 (other than pursuant to Section 7.2.1(a)) shall give notice of such termination to the other Party.

7.2.3	In the case of any termination of this Agreement pursuant to this Article 7, this Agreement shall be of no further force and effect without liability of any Party under this Agreement, except for Section 5.16 which, in the event of termination under Section 7.1 as a result of the Effective Time occurring, shall survive for the period set forth in Section 5.16, and except for Sections 5.10.4, 7.3, 8.3, 8.6, 8.7, 8.8, 8.11, 8.13 and 8.14, which shall continue in full force and effect, and provided further that no Party shall be relieved of any liability for any wilful and material breach by it of this Agreement.

7.3	Expenses and Termination Fee

7.3.1	Upon the occurrence of a Termination Fee Event, Imvescor shall pay to MTY the Termination Fee in accordance with Section 7.3.3.

7.3.2	For the purposes of this Agreement, “Termination Fee” means $8 million and “Termination Fee Event” means the termination of this Agreement:

(a)	by MTY pursuant to Section 7.2.1(c)(i) (Change in Recommendation) except for a Change in Recommendation in connection with a Material Adverse Effect with respect to MTY;

(b)	by Imvescor pursuant to Section 7.2.1(d)(ii) (Superior Proposal); or

(c)	by (i) MTY pursuant to Section 7.2.1(c)(ii) (Breach of Representation or Warranty or Failure to Perform Covenant by Imvescor) or (ii) either Imvescor or MTY pursuant to Section 7.2.1(b)(i) (Occurrence of Outside Date) or Section 7.2.1(b)(iii) (Failure to Obtain Required Shareholder Approval), but only if, in the case of this paragraph (c): (A) prior to such termination, an Acquisition Proposal is made or publicly announced by any Person other than MTY or any of its Affiliates; and (B) within a period of 12 months from the date of such termination, (I) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) of this paragraph) is consummated, or (II) Imvescor enters into a written Contract (other than a confidentiality agreement permitted by Section 5.7) with respect to an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) of this paragraph) and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination).

For purposes of Section 7.3.2(c), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% of more”.

7.3.3	If a Termination Fee Event occurs due to a termination of this Agreement by MTY pursuant to Section 7.2.1(c)(i) (Change in Recommendation) the Termination Fee shall be paid within two Business Days following such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by Imvescor pursuant to Section 7.2.1(d)(ii) (Superior Proposal), the Termination Fee shall be paid within two Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 7.3.2(c), the Termination Fee shall be paid upon the consummation/closing of the Acquisition Proposal referred to therein.

7.3.4	In the event that this Agreement is terminated by MTY pursuant to Section 7.2.1(c)(ii) (Breach of Representation or Warranty or Failure to Perform Covenant by Imvescor) as a result of the conditions in Section 6.2.1 or Section 6.2.2 not being satisfied by Imvescor, Imvescor shall pay, or cause to be paid, to MTY all reasonable documented out-of-pocket expenses, costs and fees of MTY and its Affiliates incurred in connection with the transactions contemplated hereby and related financings, not to exceed $750,000, such payment to be made within two Business Days of any such termination, or if later, within two Business Days of MTY’s provision of documentation in respect of such expenses. In the event that this Agreement is terminated by Imvescor pursuant to Section 7.2.1(d)(i) (Breach of Representation or Warranty or Failure to Perform Covenant by MTY) as a result of the conditions in Section 6.3.1 or Section 6.3.2 not being satisfied by Imvescor, MTY shall pay, or cause to be paid, to Imvescor all reasonable documented out-of-pocket expenses, costs and fees of Imvescor and its Affiliates incurred in connection with the transactions contemplated hereby, not to exceed $750,000, such payment to be made within two Business Days of any such termination, or if later, within two Business Days of Imvescor’s provision of documentation in respect of such expenses.

7.3.5	Imvescor acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements MTY would not enter into this Agreement, and that the amounts set out in this Section 7.3 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which MTY will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Imvescor irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. MTY agrees that the payment of the Termination Fee pursuant to this Section 7.3 in the manner provided therein is the sole and exclusive remedy of MTY, its Affiliates and their respective Representatives in respect of the event giving rise to such payment. MTY shall also have the right to injunctive and other equitable relief in accordance with Section 8.13 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement.

ARTICLE 8

GENERAL

8.1	Amendment

Subject to applicable Law, this Agreement and the Amalgamation Agreement may, at any time and from time to time before or after the holding of the Imvescor Meeting but not later than the date of filing of the Articles of Amalgamation with the Director, be amended by mutual written agreement of the Parties hereto, and any such amendment may, without limitation:

8.1.1	change the time for performance of any of the obligations or acts of the Parties;

8.1.2	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

8.1.3	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

8.1.4	waive compliance with or modify any conditions precedent herein contained;

provided that such amendment (i) does not invalidate any required Imvescor Shareholders approval; or (ii) after the holding of the Imvescor Meeting, result in an adverse change in the form or value of consideration payable to Imvescor Shareholders pursuant to this Agreement and the Amalgamation Agreement or delay the date of payment of such consideration.

8.2	Schedules

Any reference herein to a matter being disclosed or set forth in the Imvescor Disclosure Letter or the MTY Disclosure Letter shall mean disclosure in such section of such disclosure letter that corresponds to the relevant Section of this Agreement; provided, however, that the disclosure of any fact or item provided in one section of the Imvescor Disclosure Letter or the MTY Disclosure Letter shall suffice, without repetition or cross-reference, as a disclosure of such fact or information in any other relevant section of the Imvescor Disclosure Letter or the MTY Disclosure Letter if the relevance of such reference would be reasonably apparent on its face. The inclusion of any information in the Imvescor Disclosure Letter or the MTY Disclosure Letter that is not strictly required under this Agreement has been made for informational purposes only. The Parties acknowledge and agree that the Imvescor Disclosure Letter and the MTY Disclosure Letter and the information and disclosures contained therein do not constitute or imply, and will not be construed as: (i) any representation, warranty, covenant or agreement which is not expressly set out in this Agreement; (ii) an admission or acknowledgement that such information is required to be set forth therein or that such information is material to Imvescor or MTY, as applicable, or any entity related thereto or their respective business (or activities), assets or liabilities; (iii) an admission that the information is within or outside the Ordinary Course; (iv) an admission of any liability or obligation of Imvescor or MTY, as applicable; (v) a standard of materiality, a standard for what is or is not in the Ordinary Course, or any other standard contrary to the standards contained in this Agreement; or (vi) an expansion of the scope of effect of any of the representations, warranties and covenants set out in this Agreement.

8.3	Notices

All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally, by telecopy or e-mail (provided confirmation of receipt is acknowledged by return electronic mail from the recipient), in each case addressed to the particular Party at:

8.3.1	MTY, as follows:

MTY Food Group Inc.

8150 autoroute Transcanadienne, suite

200 St-Laurent, Quebec H4S 1M5

Attention:	Stanley Ma
Telecopier:	[redacted]
E-mail:	[redacted]

With a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

800 Place Victoria, Bureau 3700

Montréal, Québec H4Z 1E9

Attention:	Neil Kravitz and Gabriel Castiglio
Telecopier:	[redacted]
E-mail:	[redacted]
[redacted]

8.3.2	Imvescor, as follows:

Imvescor Restaurant Group Inc.

8250 Decarie Boulevard

Suite 310

Montreal, Quebec H4P 2P5

Attention:	Frank Hennessey
Telecopier:	[redacted]
E-mail:	[redacted]

With a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

1155 René-Lévesque Blvd.

Suite 4100

Montréal, Québec H3B 3V2

Attention:	Pierre-Yves Leduc and Olivier Godbout
Telecopier:	[redacted]
E-mail:	[redacted]
[redacted]

or at such other address of which any Party may, from time to time, advise the other Party by notice in writing given in accordance with the foregoing.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile or (iv) if sent by electronic mail, upon confirmation of receipt by the recipient if it is a Business Day and confirmation was received prior to 5:00 p.m. (local time in place of delivery or receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s outside legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to outside legal counsel does not invalidate delivery of that notice or other communication to a Party.

8.4	Successor / Assignment

After execution, this Agreement will be binding upon and enure to the benefit of MTY and Imvescor. This Agreement shall not be assigned by any Party hereto without the prior written consent of the other Party, except that the MTY may assign this Agreement to any of its Affiliates without the prior consent of Imvescor, provided that none of any such assignments shall (i) relieve MTY of its obligations hereunder; (ii) impair, delay or prevent the satisfaction of any other conditions set forth in Article 6; or (iii) impair, delay or prevent the consummation of the transactions contemplated by this Agreement.

8.5	Cooperation / Further Assurances

Subject to the terms hereof, each of the Parties hereto agrees to cooperate in good faith and to take commercially reasonable steps and actions after the date hereof, as are not adverse to the Party requested to take any such step or action, to complete the

Amalgamation and the other transactions contemplated hereby. Each Party hereto shall, from time to time, and at all times hereafter, at the request of another Party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

8.6	Expenses

Except as provided for in Section 7.3 and Section 5.10.4, each of the Parties shall pay its own legal, financial, advisory, accounting and other costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and the Amalgamation and any other costs and expenses whatsoever and howsoever incurred.

8.7	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

8.8	Forum; Jurisdiction

The Parties hereby submit to the exclusive jurisdiction of the competent court in the judicial district of Montréal, Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement.

8.9	Invalidity of Provisions

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.10	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

8.11	No Liability

No director or officer of MTY or any of its Subsidiaries shall have any personal liability whatsoever to Imvescor under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of MTY or any of its Subsidiaries. No director or officer of Imvescor or any of its Subsidiaries shall have any personal liability whatsoever to MTY under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Imvescor or any of its Subsidiaries.

8.12	Time

Time shall be of the essence of this Agreement.

8.13	Specific Performance and other Equitable Rights

8.13.1	Subject to Section 8.13.2, each of the Parties recognizes and acknowledges that MTY would not have agreed to pursue the Amalgamation, and Imvescor would not have agreed to recommend that Imvescor Shareholders vote in favour of the Amalgamation Resolution, unless this Agreement was executed and, accordingly, acknowledges and agrees that a breach by a Party of any obligation in this Agreement will cause the other Party to sustain injury for which it would not have an adequate remedy at Law for money damages. Therefore, each of the Parties agrees that in the event of any such breach or threatened breach, the aggrieved Party shall be entitled to specific performance of such obligation and provisional interlocutory and permanent injunctive relief and other equitable remedies in addition to any other remedy to which it may be entitled, at Law or in equity, and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive relief or other equitable remedies.

8.13.2	While MTY may pursue either a grant of specific performance under Section 8.13.1 to the extent provided therein or the payment of the Termination Fee under Section 7.3.1, under no circumstances shall MTY be permitted or entitled to receive both (i) a grant of specific performance that permits the consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement; and (ii) monetary damages in connection with this Agreement or any termination of this Agreement (it being understood, for the avoidance of doubt, that any such damages shall not exceed the Termination Fee).

8.14	No Third Parties Beneficiaries

8.14.1	Except as provided in Sections 2.3.6, 5.10.4 and 5.16, which, without limiting their terms, are intended as stipulation for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.14 as the “Indemnified Persons”), the Parties intend that this Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.14.2	Despite the foregoing, MTY acknowledges to each of the Indemnified Persons their direct rights against it under Sections 2.3.6, 5.10.4 and 5.16 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, its heirs and its legal representatives, and for such purpose, Imvescor confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

8.15	Waiver

No waiver, whether by conduct or otherwise, of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the Party to be bound thereby.

8.16	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

(Signatures on next page)

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first written above.

MTY FOOD GROUP INC.

By:	(signed) Stanley Ma
Name: Stanley Ma
Title: President and Chief Executive Officer

IMVESCOR RESTAURANT GROUP INC.

By:	(signed) François-Xavier Seigneur
Name: François-Xavier Seigneur
Title: Chairman of the Board of Directors

By:	(signed) Frank Hennessey
Name: Frank Hennessey
Title: President and Chief Executive Officer

SCHEDULE A

SUPPORTING IMVESCOR SHAREHOLDERS

1.	Camac Partners, LLC

2.	Mawer Investment Management Ltd.

A-1

SCHEDULE B

D&O SUPPORTING IMVESCOR SHAREHOLDERS

Executive Officers

1.	Frank Hennessey, President and Chief Executive Officer

2.	Tania M. Clarke, Chief Financial Officer

3.	Isabelle Breton, General Counsel and Corporate Secretary

Non-Executive Directors

1.	François-Xavier Seigneur

2.	Gar O’Connor

3.	Pierre A. Raymond

4.	David D. Sgro

5.	Anne-Marie LaBerge

6.	Michael Forsayeth

7.	Patrick H. Sugrue

8.	Roula Zaarour

B-1

SCHEDULE 1.1.11

AMALGAMATION AGREEMENT

(see attached)

AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT made as of the • day of •, 2018

AMONG:	• CANADA INC., a corporation incorporated under the laws of Canada having its registered office in the City of St-Laurent, Province of Québec, herein acting and represented by •, duly authorized for all purposes hereof (hereinafter referred to as “MTY Subco”)

AND:	IMVESCOR RESTAURANT GROUP INC., a corporation incorporated under the laws of Canada having its registered office in the City of Montréal, Province of Québec, herein acting and represented by •, duly authorized for all purposes hereof (hereinafter referred to as “Imvescor”)

AND:	MTY FOOD GROUP INC., a corporation incorporated under the laws of Canada having its registered office in the City of St-Laurent, Province of Québec, herein acting and represented by •, duly authorized for all purposes hereof (hereinafter referred to as “MTY”)

WHEREAS MTY Subco was incorporated under the Canada Business Corporations Act pursuant to articles of incorporation dated •, 201[8];

AND WHEREAS Imvescor was amalgamated under the Canada Business Corporations Act pursuant to articles of arrangement dated October 10, 2009;

AND WHEREAS MTY was continued under the Canada Business Corporations Act pursuant to articles of continuance dated July 26, 2000;

AND WHEREAS the authorized share capital of MTY Subco consists of an unlimited number of common shares of which • common shares are issued and outstanding as fully paid and non-assessable;

AND WHEREAS the authorized share capital of Imvescor consists of an unlimited number of common shares of which • common shares are issued and outstanding as fully paid and non-assessable;

AND WHEREAS the authorized share capital of MTY consists of an unlimited number of common shares of which • common shares are issued and outstanding as fully paid and non-assessable;

AND WHEREAS MTY and Imvescor have entered into a combination agreement dated as of December 11, 2017 with respect to, among other things, the transactions contemplated herein (the “Combination Agreement”);

AND WHEREAS, as contemplated in the Combination Agreement, MTY Subco and Imvescor, availing themselves of Section 181 of the Canada Business Corporations Act, wish to amalgamate on the terms and conditions set forth herein and in the Combination Agreement;

AND WHEREAS there are reasonable grounds to believe that (i) each Amalgamating Corporation (as defined below) and Amalco (as defined below) will be able to pay its liabilities as they become due and the realizable value of each Amalgamating Corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes, and (ii) no creditor will be prejudiced by the Amalgamation (as defined below) or adequate notice has been given to all known creditors of the Amalgamating Corporations and no creditor objects to the Amalgamation otherwise than on grounds that are frivolous or vexatious;

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1	“Aggregate Consideration” means the aggregate Consideration payable by MTY under the terms of this Agreement;

1.1.2	“Aggregate Tax PUC” means the sum of: (i) the amount of the Tax PUC of the Imvescor Shares (other than Imvescor Shares that are not converted or cancelled as a consequence of Section 4.5) immediately prior to the Effective Time; and (ii) the amount of the Tax PUC of all of the shares in the capital of MTY Subco converted pursuant to Section 4.1.1;

1.1.3	“Amalco” means the corporation resulting from the Amalgamation;

1.1.4	“Amalco Common Shares” (individually, an “Amalco Common Share”) means common shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions, described in Exhibit I hereto;

1.1.5	“Amalco Redeemable Shares” (individually, an “Amalco Redeemable Share”) means redeemable preferred shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in Exhibit I hereto;

1.1.6	“Amalgamating Corporations” (individually, an “Amalgamating Corporation”) means MTY Subco and Imvescor;

1.1.7	“Amalgamation” means the amalgamation among MTY Subco and Imvescor under Section 181 of the CBCA giving effect to the transactions described in this Agreement;

1.1.8	“Articles of Amalgamation” means the articles confirming the Amalgamation required under the CBCA to be filed with the Director;

1.1.9	“Business Day” means any day on which commercial banks are generally open for business in Montréal, Québec other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec under applicable Laws;

1.1.10	“CBCA” means the Canada Business Corporations Act as now in effect and as it may be amended from time to time prior to the Effective Date;

1.1.11	“Certificate of Amalgamation” means the certificate issued by the Director attesting to the Amalgamation pursuant to Section 185(4) of the CBCA;

1.1.12	“Combination Agreement” has the meaning ascribed thereto in the preamble of this Agreement;

1.1.13	“Condition Satisfaction” has the meaning ascribed thereto in Section 2.10;

1.1.14	“Consideration” means the consideration to be received by an Imvescor Shareholder pursuant to the Amalgamation for each Imvescor Share, having an aggregate value equal to $4.10 as of the date hereof, and consisting of Amalco Redeemable Shares and MTY Shares;

1.1.15	“Director” means the Director appointed under the CBCA;

1.1.16	“Dissenting Imvescor Shareholders” means registered Imvescor Shareholders who, in connection with the Amalgamation, have validly exercised the right to dissent pursuant to Section 190 of the CBCA in strict compliance with the provisions thereof;

1.1.17	“Effective Date” means the date shown on the Certificate of Amalgamation;

1.1.18	“Effective Time” means the earliest moment on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

1.1.19	“Exchange Ratio” means 0.0785 MTY Shares in respect of each Imvescor Share;

1.1.20	“Governmental Entity” (collectively, the “Governmental Entities”) means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.21	“Imvescor Shareholders” (individually, an “Imvescor Shareholder”) means the registered or beneficial holders of the issued and outstanding Imvescor Shares, as the context requires;

1.1.22	“Imvescor Shares” (individually, an “Imvescor Share”) means the common shares in the share capital of Imvescor;

1.1.23	“Laws” (individually, a “Law”) means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval of any Governmental Entity, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.24	“MTY Shares” (individually, an “MTY Share”) means common shares in the share capital of MTY;

1.1.25	“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

1.1.26	“Remaining MTY Shares” has the meaning ascribed thereto in Section 4.2;

1.1.27	“Stated Capital” means the stated capital as determined under the CBCA; and

1.1.28	“Tax PUC” means the paid-up capital calculated in accordance with the Income Tax Act (Canada).

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules, Exhibits and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section”, “Schedule” or “Exhibit” followed by a number and/or a letter refer to the specified Article, Section, Schedule or Exhibit of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Exhibits hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. The words “include”, “includes”, or “including” shall mean “including, without limitation”.

1.3	Currency

All sums of money referred to in this Agreement are expressed in Canadian dollars.

1.4	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5	Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

ARTICLE 2

AMALGAMATION

2.1	Amalgamation

MTY Subco and Imvescor hereby agree to amalgamate and to continue as one corporation effective from the Effective Date pursuant to Section 181 of the CBCA, on the terms and conditions set forth herein and in the Combination Agreement.

2.2	Effect of Amalgamation

At the Effective Time on the Effective Date:

2.2.1	the amalgamation of the Amalgamating Corporations and their continuance as Amalco shall become effective;

2.2.2	the property of each Amalgamating Corporation continues to be the property of Amalco;

2.2.3	Amalco continues to be liable for the obligations of each Amalgamating Corporation;

2.2.4	an existing cause of action, claim or liability to prosecution is unaffected;

2.2.5	a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against Amalco;

2.2.6	a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco; and

2.2.7	the Articles of Amalgamation are deemed to be the articles of incorporation of the Amalgamating Corporations and the Certificate of Amalgamation is deemed to be the certificate of incorporation of Amalco.

2.3	Name

A numbered name shall be assigned to Amalco.

2.4	Registered Office

The registered office of Amalco shall be 8150 Trans-Canada Highway, Suite 200, St-Laurent, Québec, H4S 1M5.

2.5	Activities

There shall be no restrictions on the business which Amalco is authorized to carry on or on the powers that Amalco may exercise.

2.6	Year-End

The financial year-end of Amalco shall be November 30.

2.7	Share Capital

2.7.1	The authorized share capital of Amalco shall consist of (i) an unlimited number of Amalco Common Shares, without par value, and (ii) an unlimited number of Amalco Redeemable Shares, without par value;

2.7.2	The rights, privileges, conditions and restrictions attached to the Amalco Common Shares and Amalco Redeemable Shares are described in Exhibit I attached hereto.

2.8	Private Issuer Restrictions

The transfer of securities of Amalco shall be restricted in that no securityholder shall be entitled to transfer any such security or securities (other than non-convertible debt securities) without either:

2.8.1	the approval of the directors of Amalco expressed by a resolution passed by a majority of the directors at a meeting of the board of directors or by an instrument or instruments in writing signed by all of the directors; or

2.8.2	the approval of the holders of at least a majority of the shares of Amalco entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by all of the holders of such shares.

2.9	By-Laws

The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of MTY Subco in effect prior to the Effective Time on the Effective Date.

2.10	Completion of the Amalgamation/Filing of Documents

Subject to the other provisions of this Agreement, and the conditions precedent set forth in Article 6 of the Combination Agreement having been met or, where not prohibited, the party thereto in whose favour the condition is having waived the same (excluding conditions that, by their terms, cannot be satisfied until the Effective Date) (the “Condition Satisfaction”), Imvescor shall, as soon as practicable but no later than five Business Days after the Condition Satisfaction, on the date selected by MTY and Imvescor, file with the Director the Articles of Amalgamation and such other documents as may be required in order for the Amalgamation to become effective in accordance with the CBCA.

ARTICLE 3

BOARD OF DIRECTORS

3.1	Number of Directors

The board of directors of Amalco shall, until otherwise changed in accordance with the CBCA or the articles of Amalco, consist of a minimum number of one and a maximum number of 10 directors and the board of directors shall have the power to determine the number of directors.

3.2	Initial Directors

The initial directors of Amalco will be as follows:

Name	Address
Stanley Ma	•
Eric Lefebvre	•
Claude St-Pierre	•

Such directors shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed.

ARTICLE 4

AMALGAMATING EVENTS

4.1	Conversion, Cancellation and Exchange of Shares

At the Effective Time:

4.1.1	the Imvescor Shares outstanding immediately prior to the Effective Date (other than Imvescor Shares held by a Dissenting Imvescor Shareholder) shall, in accordance with the procedures set forth in this Agreement:

(i)	be, as to 20.14% of the Imvescor Shares held by any holder, converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the number of Imvescor Shares converted pursuant to this Section 4.1.1(i), which Amalco Redeemable Shares shall be redeemed by Amalco immediately following the Amalgamation in consideration for $4.10 per Amalco Redeemable Share in cash; and

(ii)	be, as to the remainder of the Imvescor Shares held by any such holder, cancelled and the holder thereof shall receive in exchange such number of duly authorized, fully-paid and non-assessable MTY Shares equal to the product of the number of Imvescor Shares cancelled pursuant to this Section 4.1.1(ii) multiplied by the Exchange Ratio;

4.1.2	no fractional MTY Shares will be issued under the Amalgamation, and any resulting fractional MTY Share shall be rounded down, to the closest whole number and the Imvescor Shareholder will receive the net cash proceeds of such fractional MTY Share as set forth in Section 4.2; and

4.1.3	each of the common shares of MTY Subco outstanding immediately prior to the Effective Date shall be converted into Amalco Common Shares, on the basis of one issued, fully paid and non-assessable Amalco Common Share for each issued and outstanding common share of MTY Subco.

4.2	Fractional MTY Shares

In order to replace the fractional MTY Shares that would have otherwise been issued to Imvescor Shareholders, MTY will distribute to the Depository, as agent for the applicable Imvescor Shareholders, such number of MTY Shares (the “Remaining MTY Shares”) as represents the sum of the fractional MTY Shares to which the applicable Imvescor Shareholders are otherwise entitled, rounded up to the next whole number of Remaining MTY Shares, and the Depository, as agent for the applicable Imvescor Shareholders shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining MTY Shares through the facilities of the TSX and pay the net proceeds of such sales, after brokerage sales commissions, to those Imvescor Shareholders who are entitled to receive a fractional MTY Share based on their respective entitlements to Remaining MTY Shares.

4.3	Stated Capital

The aggregate amount of Stated Share Capital to be allocated shall not exceed the Aggregate Tax PUC and shall be allocated as follows:

4.3.1	The amount to be added to the account of Stated Capital maintained in respect of the Amalco Redeemable Shares shall be the Redemption Price (as defined in Exhibit I hereto) per Amalco Redeemable Share.

4.3.2	The amount to be added to the account of Stated Capital maintained in respect of the Amalco Common Shares shall be the Aggregate Tax PUC minus the aggregate amount added to the account of Stated Capital maintained in respect of all the Amalco Redeemable Shares in accordance with Section 4.3.1.

4.4	Redemption of Amalco Redeemable Shares

Each Amalco Redeemable Share (including fraction thereof) issued pursuant to this Amalgamation Agreement shall be automatically redeemed by Amalco immediately following the Amalgamation in accordance with the Articles of Amalgamation. No certificates for the Amalco Redeemable Shares shall be issued to holders.

4.5	Dissenting Imvescor Shareholders

Notwithstanding Section 4.1, Imvescor Shares which are held by a Dissenting Imvescor Shareholder shall not be converted into Amalco Redeemable Shares, or cancelled and exchanged for MTY Shares, as applicable, on the Effective Date. Dissenting Imvescor Shareholders will be entitled to be paid the fair value for their Imvescor Shares as determined in accordance with the CBCA and their Imvescor Shares will be cancelled immediately prior to the Effective Date. However, if an Imvescor Shareholder fails to properly exercise its right to make a claim under Section 190 and following of the CBCA or waives or is deemed to have waived its right to make such a claim, or if such Imvescor Shareholder’s rights as an Imvescor Shareholder are otherwise reinstated, such Imvescor Shareholder will be deemed (i) to have been converted for such number of Amalco Redeemable Shares, and if applicable cancelled and exchanged for such number of MTY Shares as provided in Section 4.1, and (ii) shall be deemed included for the purposes of the determination of the Aggregate Consideration.

ARTICLE 5

 TERMINATION

5.1	Termination

Without prejudice to any other rights or recourses of the parties hereto and notwithstanding any other provision hereof, this Agreement shall automatically terminate, without notice, immediately upon the termination of the Combination Agreement, and be of no further force or effect.

ARTICLE 6

GENERAL

6.1	Cooperation / Further Assurances

Each of the parties hereto agrees to cooperate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Amalgamation and the other transactions contemplated hereby. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

6.2	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

6.3	Forum; Jurisdiction

The parties hereby submit to the exclusive jurisdiction of the competent court in the judicial district of Montréal, Province of Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement.

6.4	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

6.5	Time

Time shall be of the essence of this Agreement.

6.6	Amendments

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by all parties.

6.7	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

(Signatures on next page)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

• CANADA INC.

By:
Name:
Title:

IMVESCOR RESTAURANT GROUP INC.

By:
Name:
Title:

MTY FOOD GROUP INC.

By:
Name:
Title:

EXHIBIT I

Share Capital

The Corporation is authorized to issue an unlimited number of common shares (the “Common Shares”) and redeemable preferred shares (the “Redeemable Shares”).

For the purposes of this Schedule, the following capitalized terms used but not otherwise defined herein have the following meaning:

(a)	“Amalgamation” means the amalgamation among MTY Subco and Imvescor under Section 181 of the CBCA giving effect to the transactions described in the Amalgamation Agreement;

(b)	“Amalgamation Agreement” means the agreement dated •, 2018 among MTY, MTY Subco and Imvescor in relation to the Amalgamation, as the same may be amended, supplemented or otherwise modified from time to time;

(c)	“CBCA” means Canada Business Corporations Act, as may be amended from time to time;

(d)	“Certificate of Amalgamation” means the certificate issued by the Director attesting to the Amalgamation pursuant to Section 185(4) of the CBCA;

(e)	“Depository” means •;

(f)	“Director” means the Director appointed under the CBCA;

(g)	“Effective Date” means the date shown on the Certificate of Amalgamation;

(h)	“Imvescor” means Imvescor Restaurant Group Inc., a corporation incorporated under the laws of Canada;

(i)	“Imvescor Shares” (individually, an “Imvescor Share”) means the common shares in the share capital of Imvescor;

(j)	“Letter of Transmittal” means the letter of transmittal to be sent by Imvescor to holders of Imvescor Shares;

(k)	“MTY” means MTY Food Group Inc., a corporation incorporated under the laws of Canada; and

(l)	“MTY Subco” means • Canada Inc., a corporation incorporated under the laws of Canada;

I.	COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the Common Shares of the Corporation are as follows:

(a)	Voting rights. Each Common Share shall entitle the holder thereof to one vote at all meetings of the shareholders of the Corporation (except meetings at which only the holders of another specified class of shares are entitled to vote pursuant to the CBCA).

(b)	Dividends. The holders of the Common Shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors.

(c)	Remaining property. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Common Shares, the holders of the Common Shares shall be entitled to share the remaining property of the Corporation.

II.	REDEEMABLE SHARES

(a)	Voting rights. Subject to the provisions of the CBCA, the Redeemable Shares shall not entitle the holder thereof to attend any meetings of shareholders of the Corporation, and shall not, as such, entitle the holder thereof to have any voting rights.

(b)	Dividends. The holders of Redeemable Shares shall not be entitled to receive any dividends thereon.

(c)	Redemption. The Corporation shall, immediately after the issuance of the Redeemable Shares pursuant to the Amalgamation (the “Amalgamation Redemption Date”), and, in the case of any Redeemable Shares issued subsequent to the Amalgamation Redemption Date, immediately after the issuance of such Redeemable Shares (such time and the Amalgamation Redemption Date to be collectively referred to as the “Redemption Date”), redeem the Redeemable Shares and pay the Redemption Price (as defined below) in respect of each Redeemable Share.

(i)	No Notice. Except as otherwise provided herein, no notice of redemption or act or formality on the part of the Corporation shall be required to complete the redemption of the Redeemable Shares pursuant to subsection II(c).

(ii)	Delivery of Aggregate Redemption Price. On or before the Effective Date, the Corporation shall deposit, or cause to be deposited with the Depository, at its principal office in the city of Montréal, as agent and nominee for such holders of Redeemable Shares and for distribution to such holders of Redeemable Shares, $4.10 (the “Redemption Price”) in respect of each Redeemable Share to be redeemed by the Corporation (such aggregate amount, the “Aggregate Redemption Price”).

(iii)	Payment of Redemption Price. From and after the Redemption Date, upon surrender to the Depository of the certificate(s) which immediately prior to the Effective Time represented outstanding Imvescor Shares which were converted into Redeemable Shares upon the Amalgamation, together with a duly completed and executed Letter of Transmittal, and such additional documents as the Corporation or the Depository may reasonably require, (i) the respective holders of Redeemable Shares represented by such certificate, if any, or otherwise surrendering such shares, shall be entitled to receive in redemption therefor, and the Depository shall pay and deliver, or cause to be paid and delivered, to the order of the respective holders of the Redeemable Shares, the Redemption Price payable and deliverable in respect of each Redeemable Share to such holders, respectively, and (ii) the holders of Redeemable Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive from the Depository the Redemption Price in respect of each Redeemable Share therefor unless payment of the aforesaid Redemption Price has not been made in accordance with the foregoing provisions, in which case the rights of such shareholder will remain unaffected. Under no circumstances will interest on the Redemption Price be payable by the Corporation or the Depository whether as a result of any delay in paying the Redemption Price or otherwise.

(iv)	Discharge of obligations. Subject to the delivery to and receipt by the Depository of the Aggregate Redemption Price pursuant to subsection II(c) above, immediately after the Amalgamation, (a) each Redeemable Share shall irrevocably be deemed to be redeemed by the Corporation, (b) the Corporation shall be fully and completely discharged from its obligations with respect to the payment of the Aggregate Redemption Price to such holders of Redeemable Shares, and (c) the rights of holders of Redeemable Shares shall be limited to receiving from the Depository the Redemption Price in respect of each Redeemable Share payable to them on presentation and surrender of the said certificate(s), if any, held by them, the Letter of Transmittal and other documents as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if all or part of the Aggregate Redemption Price has not been fully claimed in accordance with the provisions hereof within six years of the Effective Date, then such remaining unclaimed Redemption Price shall be forfeited to the Corporation.

(v)	Lost certificates. In the event any certificate which, immediately prior to the Amalgamation, represented one or more Imvescor Shares which were converted into Redeemable Shares pursuant to the Amalgamation and redeemed immediately thereafter pursuant to subsection II(c) above shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depository will pay and deliver in exchange for such lost, stolen or destroyed certificate, the Redemption Price in respect of each Redeemable Share of such holder deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for the lost, stolen or destroyed certificate, the holder to whom the Redemption Price is to be paid and delivered shall as a condition precedent to the payment and delivery of the Redemption Price give a bond satisfactory to the Corporation and the Depository in such sum as the Corporation may direct, or otherwise indemnify the Corporation in a manner satisfactory to the Corporation, acting reasonably, against any connection with any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

(d)	Fractional Redeemable Shares. Amalco shall be authorized to issue fractional Redeemable Shares in consideration for shares which, immediately prior to the Effective Time, are outstanding Imvescor Shares to be converted into Redeemable Shares pursuant to the Amalgamation Agreement.

(e)	Remaining property. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the property or assets of the Corporation among shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Redeemable Shares upon payment of the Redemption Price in respect of each Redeemable Share, the holders of the Redeemable Shares shall be entitled to receive, and the Corporation shall pay to such holders, in preference and priority to any distribution of any property or assets of the Corporation to the holders of the Common Shares or any other shares ranking junior to the Redeemable Shares, an amount equal to the Redemption Price in respect of each Redeemable Share held by them respectively and no more. After payment to the holders of Redeemable Shares of the amounts so payable to them as hereinbefore provided, such holders shall not be entitled to share in any further distribution of the property and assets of the Corporation.

(f)	Specified amount. The amount of $4.10 is the amount specified in respect of each Redeemable Share for purposes of subsection 191(4) of the Income Tax Act (Canada).

SCHEDULE 1.1.12

AMALGAMATION RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF

IMVESCOR RESTAURANT GROUP INC.
(the “Corporation”)

BE IT RESOLVED THAT:

(A)	The amalgamation (the “Amalgamation”) under Section 181 of the Canada Business Corporations Act (the “Act”) involving the Corporation and a [indirect/direct] newly-incorporated wholly-owned subsidiary of MTY Food Group Inc. (“MTY Subco”) in accordance with the terms of the combination agreement dated December 11, 2017 (the “Combination Agreement”) between the Corporation and MTY Food Group Inc. (“MTY”) and upon the terms and conditions set forth in the amalgamation agreement (the “Amalgamation Agreement”) among the Corporation, MTY and MTY Subco, a form of which is attached as Schedule 1.1.11 to the Combination Agreement, as more particularly described and set forth in the management information circular of the Corporation (the “Circular”) dated •, 2017 accompanying the notice of this meeting, and as the Amalgamation may be amended, modified or supplemented in accordance with its terms, is hereby authorized, approved and adopted.

(B)	The Corporation is hereby authorized to enter into the Amalgamation Agreement substantially upon the terms set forth in the form thereof attached as Schedule 1.1.11 to the Combination Agreement pursuant to Section 182 of the Act and the Amalgamation Agreement is hereby confirmed and approved.

(C)	The (i) Combination Agreement, Amalgamation Agreement and related transactions, (ii) actions of the directors of the Corporation in approving the Combination Agreement and the Amalgamation Agreement, (iii) actions of the directors and officers of the Corporation in executing and delivering the Combination Agreement, the Amalgamation Agreement and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(D)	Notwithstanding that this resolution has been passed (and the Amalgamation approved) by the shareholders of the Corporation, the board of directors of the Corporation is hereby authorized and empowered, by simple resolution, without notice to or approval of the shareholders of the Corporation, (i) to amend, modify or supplement the Combination Agreement, the Amalgamation Agreement, the Articles of Amalgamation (as defined in the Amalgamation Agreement) to the extent permitted thereby, and (ii) subject to the terms of the Combination Agreement, to revoke this resolution at any time prior to the Amalgamation becoming effective and determine not to proceed with the Amalgamation.

(E)	Any officer or director of the Corporation (each, an “Authorized Signatory”) is hereby authorized and directed for and on behalf of the Corporation to execute and deliver for filing the Articles of Amalgamation and such other documents as are necessary or desirable to the Director under the Act to give effect to the Amalgamation in accordance with the Combination Agreement and the Amalgamation Agreement, such determination to be conclusively evidenced by the execution and delivery of such Articles of Amalgamation and any such other documents.

(F)	Any Authorized Signatory is hereby authorized and directed for and on behalf of the Corporation to execute and deliver all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE 1.1.119

SURRENDER AND INDEMNITY AGREEMENT

(see attached)

SURRENDER AND INDEMNITY AGREEMENT made as of the • day of December, 2017

AMONG:	•, (hereinafter referred to as “Holder”)

AND:	IMVESCOR RESTAURANT GROUP INC., a corporation incorporated under the laws of Canada having its registered office in the City of Montréal, Province of Québec, herein acting and represented by •, duly authorized for all purposes hereof (hereinafter referred to as “Imvescor”)

AND:	MTY FOOD GROUP INC., a corporation incorporated under the laws of Canada having its registered office in the City of St-Laurent, Province of Québec, herein acting and represented by •, duly authorized for all purposes hereof (hereinafter referred to as “MTY”)

WHEREAS on December 11, 2017, Imvescor and MTY entered into a combination agreement (the “Combination Agreement”), pursuant to which Imvescor and a wholly-owned subsidiary of MTY to be incorporated under the Canada Business Corporations Act agree to amalgamate under Section 181 of the Canada Business Corporations Act (the “Amalgamation”) to form a successor corporation (“Amalco”) on the date (the “Effective Date”), at the time (the “Effective Time”), and on the terms and conditions set forth in the Combination Agreement. Capitalized terms used in this Agreement but not defined in this Agreement shall have the respective meanings set forth in the Combination Agreement;

WHEREAS Holder is the holder of the Deferred Share Units of Imvescor (“DSUs”) and/or options to acquire common shares of Imvescor (“Imvescor Options”) described in Schedule “A” hereto.

WHEREAS pursuant to the Combination Agreement, each DSU outstanding immediately prior to the Effective Time shall be surrendered to Imvescor for cancellation in exchange for a cash payment by Imvescor;

WHEREAS each Imvescor Option that is outstanding immediately prior to the Effective Date with a strike price below the Consideration Cash Value (an “ITM Imvescor Option”) shall, to the extent unvested, vest immediately prior to the Effective Date;

WHEREAS the Holder may, at his or her discretion, to the extent he or she holds ITM Imvescor Options immediately prior to the Effective Date, exercise said ITM Imvescor Options for shares of Imvescor prior to the Effective Time;

WHEREAS each Imvescor Option that remains unexercised at the Effective Time shall, as a result of the Amalgamation, become an option to acquire a common share of Amalco, having an identical in-the-money value as the corresponding Imvescor Option (the “Amalco Options”);

WHEREAS Holder may, at his or her discretion, to the extent he or she holds Amalco Options that are vested immediately following the Effective Time with a strike price below the Consideration Cash Value (the “ITM Amalco Options”), exercise said ITM Amalco Options for common shares of Amalco following the Effective Time;

WHEREAS the Holder has decided not to exercise any of the ITM Imvescor Options he or she holds;

AND WHEREAS the Holder has decided (i) not to exercise any ITM Amalco Options that he or she will hold immediately following the Effective Time, and (ii) to surrender all such ITM Amalco Options to Amalco for cancellation immediately following the Effective Time in consideration for a cash payment in an amount equal to the difference between the Consideration Cash Value and the exercise price of the ITM Amalco Option, less any applicable statutory withholdings;

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the Parties covenant and agree as follows:

(1)	Holder shall not exercise any ITM Imvescor Options after the date hereof and shall not exercise any ITM Amalco Options prior to the Effective Time.

(2)	Immediately prior to the Effective Time, each outstanding DSU then held by the Holder, whether or not vested, will be surrendered for cancellation in exchange for a cash payment in an amount equal to the DSU Consideration, less any applicable statutory withholdings.

(3)	At the Effective Time, each Imvescor Option shall, as a result of the Amalgamation, become an Amalco Option;

(4)	Immediately following the Effective Time, each outstanding Amalco Option other than an ITM Amalco Option shall be cancelled and terminated without any consideration.

(5)	Immediately following the Effective Time, each ITM Amalco Option shall, automatically and without any further formality, be surrendered to Amalco for cancellation in exchange for a cash payment in an amount equal to the difference between the Consideration Cash Value and the exercise price of the ITM Amalco Option, less any applicable statutory withholdings.

(6)	Imvescor and MTY shall cause Amalco to elect, pursuant to subsection 110(1.1) of the Income Tax Act (Canada) (the “Tax Act”) and any similar provisions of any applicable provincial or territorial tax statute in Canada, that neither Amalco nor any Person not dealing at arm's length with Imvescor, MTY or Amalco (within the meaning of the Tax Act) will deduct in computing its income for a taxation year any amount in respect of the payment to be made to the Holder pursuant to Section (5) hereof. Imvescor and MTY shall cause Amalco to file such elections in the manner and within the time prescribed by law, not to amend or revoke such elections, and to take such other reasonable steps as are necessary to allow Holder to benefit from the deduction provided in paragraph 110(1)(d) of the Tax Act and any applicable provincial or territorial tax statute in Canada.

(7)	Imvescor and MTY agree to, and shall cause Amalco to, indemnify and hold harmless the Holder from and against all Taxes (including Taxes in respect of any indemnity payment pursuant hereto), costs and expenses as a result of, or arising from the Holder’s inability to claim, in respect of the ITM Amalco Options, a deduction under paragraph 110(1)(d) of the Tax Act and any applicable provincial or territorial tax statute in Canada (or the denial of such claim by the relevant Governmental Entity). For greater certainty, Imvescor, MTY and Amalco shall only be required to so indemnify and hold harmless Holder if the inability to claim such deduction (or the denial of such claim by the relevant Governmental Entity) results in whole or in part from: (i) Amalco’s failure to act in accordance with the provisions of Section (7) hereof, without revoking or amending such elections or (ii) the Amalco common shares underlying the Amalco Options not qualifying as “prescribed shares” for purposes of paragraph 110(1)(d) of the Tax Act in circumstances where the Imvescor common shares underlying the Imvescor Options for which such Amalco Options were substituted would have qualified as “prescribed shares” for purposes of paragraph 110(1)(d) of the Tax Act but for the transactions described in the Combination Agreement.

(8)	In the event that the Holder receives correspondence of any kind from a tax authority with respect to Taxes indemnified hereunder, the Holder shall promptly, but in any event no later than thirty (30) days after receipt of such correspondence, provide copies of such correspondence to MTY and permit MTY to assume control, at its sole expense, of any response, audit, investigation, review, objection, negotiation, defence, settlement or appeal in respect of such Tax liability, and the Holder agrees to cooperate with MTY to the extent necessary in order to allow MTY so to do. Notwithstanding the foregoing, the failure to so notify MTY will not affect the indemnification provided hereunder except to the extent MTY has actually been prejudiced as a result of such failure.

(9)	By executing this Agreement, Holder hereby acknowledges and agrees that this Agreement reflects appropriate treatment of the DSUs, the Imvescor Options and the Amalco Options and that, except for the rights expressly set forth herein, any and all rights of Holder with respect to such options and DSUs are terminated automatically effective immediately following the Effective Time without any further action necessary on the part of any party hereto. To the extent that this Agreement in any way constitutes a variation or modification of any terms or conditions of Holder with respect to such options or DSUs, Holder hereby consents and agrees to any such variation or modification. Holder further acknowledges that her or she has been advised of his or her rights, and has been given the opportunity, to consult with an attorney concerning the terms of this Agreement and whether to execute it.

(10)	The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les Parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

• [Holder]

IMVESCOR RESTAURANT GROUP INC.

By:
Name:
Title:

MTY FOOD GROUP INC.

By:
Name:
Title:

Schedule A – Holder DSUs and Imvescor Options

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF IMVESCOR

Corporate Matters Relating to Imvescor.

3.1.1	Incorporation, Formation and Qualification. Imvescor is a corporation, duly organized, validly existing and in good standing under the Laws of Canada. Imvescor has the requisite corporate power and authority to own, lease and operate its material properties and to carry on its businesses as presently conducted. Imvescor is registered, licensed or qualified to carry on business in each jurisdiction in which the business as now being conducted by it makes such registration, licensing or qualification necessary except where the failure to be so registered, licensed or qualified would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of Imvescor.

3.1.2	Authorization. The execution and delivery of this Agreement and the lawful completion of the transactions contemplated by this Agreement and the Amalgamation Agreement have been duly authorized by all necessary corporate action on the part of Imvescor other than the: (i) Approval by the Board of the Circular; (ii) Amalgamation Resolution being approved and adopted by the Imvescor Shareholders at the Imvescor Meeting; and (iii) filing of the Articles of Amalgamation with the Director.

3.1.3	Fairness Opinion. The Board and the Special Committee have received the Fairness Opinion (a true and complete copy of which has been made available to MTY). Imvescor has made true and complete disclosure to MTY of all fees, commissions or other payments that may be incurred pursuant to such engagement or that may otherwise be payable to Ernst & Young LLP.

3.1.4	Board and Special Committee Approval. As at the date of this Agreement, (i) the Special Committee, after receiving legal and financial advice, has unanimously recommended that the Board approve the Amalgamation and that the Imvescor Shareholders vote in favour of the Amalgamation Resolution, and (ii) the Board, having received the unanimous recommendation of the Special Committee and after receiving advice of outside legal and financial advisors, has unanimously: (A) determined that the Consideration to be received by Imvescor Shareholders pursuant to the Amalgamation is fair to such holders and that the Amalgamation is in the best interests of Imvescor; (B) resolved to recommend that the Imvescor Shareholders vote in favour of the Amalgamation Resolution; and (C) authorized the entering into of this Agreement and the performance by Imvescor of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

3.1.5	No Conflict. Subject to the receipt of the Regulatory Approvals, the execution and delivery of this Agreement by Imvescor, the lawful completion of the transactions contemplated by this Agreement and the Amalgamation Agreement or the compliance by Imvescor with any of the provisions hereof:

3.1.5.1	do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, any of the terms or provisions of Imvescor’s constating documents or by-laws;

3.1.5.2	do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any Person to exercise any rights or to require payment of any amounts under any of the terms or provisions of any Material Contracts to which it is a party; and

3.1.5.3	do not and will not result in the material violation of any Law or any material Authorization;

with such exceptions, in the case of each of Section 3.1.5.2 and Section 3.1.5.3, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Imvescor.

3.1.6	Required Authorizations. No filing with, notice to, or Authorization of, any Governmental Entity is required on the part of Imvescor as a condition to the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement and the Amalgamation Agreement, except for (i) in respect of the Regulatory Approvals, (ii) in compliance with any applicable Securities Laws, stock exchange rules and policies, and (iii) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Imvescor and would not materially impair Imvescor’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereunder or under the Amalgamation Agreement.

3.1.7	Required Consents. Except as set forth in Section 3.1.7 of the Imvescor Disclosure Letter, there are no consents, approvals, notices (including those which state that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) or any waivers of the foregoing which are required to be obtained by Imvescor under any (i) Material Contract; (ii) Lease; or (iii) Franchise Agreement in connection with the transactions contemplated by this Agreement or the Amalgamation Agreement.

3.1.8	Execution and Binding Obligation. This Agreement has been duly authorized, executed and delivered by Imvescor and constitutes a legal, valid and binding agreement of Imvescor enforceable against it in accordance with its terms subject only to any limitation on enforcement under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other Laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

3.1.9	Authorized and Issued Capital of Imvescor.

3.1.9.1	The authorized share capital of Imvescor as at the date hereof consists of an unlimited number of common shares, of which 60,538,834 common shares were issued and outstanding as at December 8, 2017 and all such issued and outstanding shares have been duly issued and are outstanding as fully paid and non-assessable.

3.1.9.2	Section 3.1.9.2 of the Imvescor Disclosure Letter contains a list, as of the close of business on December 8, 2017, of the number of outstanding (i) Options and the name of the holder, the exercise price, and vested percentage, as applicable, of such Options, and (ii) DSUs and the name of the holder and the amount credited to each holder in respect of such DSUs. All of the Imvescor Shares issuable upon the exercise of Options have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

3.1.9.3	Except for outstanding Options under the Stock Option Plan and DSUs under the DSU Plan, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate Imvescor to, directly or indirectly, issue or sell any securities, or give any Person a right to subscribe for or acquire, any securities of Imvescor.

3.1.9.4	All outstanding Shares, DSUs and Options of Imvescor have been issued in material compliance with all applicable Laws.

3.1.9.5	There are no bonds, debentures or other evidences of indebtedness of Imvescor outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with Imvescor Shareholders on any matter.

3.1.9.6	There are no issued, outstanding or authorized obligations on the part of Imvescor to repurchase, redeem or otherwise acquire any securities of Imvescor, or qualify securities for public distribution in Canada, the U.S. or elsewhere, or with respect to the voting or disposition of any securities of Imvescor.

3.1.9.7	All dividends or distributions on the voting or equity securities of Imvescor that have been declared or authorized have been paid in full.

3.1.10	Subsidiaries. Imvescor does not have an interest in any material Subsidiaries. All outstanding equity securities of each of Imvescor’s Subsidiaries (except to the extent such concepts are not applicable under the applicable Law of such Subsidiary’s jurisdiction of formation or other applicable Law) are duly authorized, validly issued, fully-paid and non-assessable and are owned, beneficially and of record, by Imvescor, other than as set out in Section 3.1.10 of the Imvescor Disclosure Letter. Except as set out in Section 3.1.10 of the Imvescor Disclosure Letter, there are no (i) outstanding obligations, options, warrants, convertible securities or other rights, agreements or commitments relating to the share capital of Imvescor’s Subsidiaries, (ii) outstanding obligations of Imvescor’s Subsidiaries to repurchase, redeem or otherwise acquire shares of their respective capital stock or to make any material investment (in the form of a loan, capital contribution or otherwise) in any other Person or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of Imvescor’s Subsidiaries. All of the representations and warranties set out in this Schedule 3.1 shall be deemed to include reference to Imvescor and its Subsidiaries, unless the context otherwise requires.

3.1.11	Shareholders’ and Similar Agreements. Except as set out in Section 3.1.11 of the Imvescor Disclosure Letter, Imvescor is not subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of the securities of Imvescor or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in Imvescor.

3.1.12	Rights Plan. Imvescor does not have any shareholder rights plan in place or any other similar plan.

3.1.13	Reporting Issuer Status. Imvescor is a reporting issuer within the meaning of Securities Laws in all provinces and territories of Canada. The Imvescor Shares are listed and posted for trading on the TSX. Imvescor is in compliance in all material respects with all of its obligations (i) under Securities Laws and, the rules and policies of the TSX to which it is subject, and (ii) in the filing of any material reports, statements, notices or other documents which it is required to file with the Securities Authorities.

3.1.14	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Imvescor Shares or any other securities of Imvescor has been issued and is continuing in effect and, to the knowledge of Imvescor, no proceedings for that purpose have been instituted, are pending or are contemplated or threatened under any applicable Laws or by any other Governmental Entity.

3.1.15	U.S. Securities Law Matters.

3.1.15.1	As of the date hereof, Imvescor does not have, and is not required to have, any class of securities registered under the U.S. Exchange Act. As of the date hereof, Imvescor is not subject to any reporting obligation pursuant to section 15(d) of, and does not voluntarily report under, the U.S. Exchange Act.

3.1.15.2	As of the date hereof, Imvescor is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12 of the U.S. Exchange Act. As of the date hereof, Imvescor is not an “investment company” registered or required to be registered under the Investment Company Act of 1940 of the United States of America. Imvescor

qualifies as a “foreign private issuer” (as such term is defined in Rule 405 under the U.S. Securities Act and in Rule 3b-4 under the U.S. Exchange Act).

3.1.15.3	No securities of Imvescor are listed or admitted for listing on any national securities exchange in the United States of America.

3.1.15.4	Imvescor has had a class of its securities listed on the TSX for the preceding 12 calendar months. For at least the preceding 36 calendar months, Imvescor has been subject to the continuous disclosure requirements of a securities commission in Canada. Imvescor is currently in compliance in all material respects with the obligations arising from such listing and reporting.

3.1.15.5	As of the date hereof, the aggregate market value of the public float of the outstanding equity shares of Imvescor (calculated as specified for a business combination under Forms F-8 and F-80 under the U.S. Securities Act) is U.S.$75 million or more.

3.1.16	Reports. As of their respective filing dates (or if amended by a subsequent filing prior to the date of this Agreement, as of the date of such filing), each of the documents forming part of the Imvescor Disclosure Record since October 30, 2016 complied in all material respects with the requirements of applicable Securities Laws and none of such documents contained any Misrepresentation. There is no material change relating to Imvescor which has occurred and with respect to which the requisite material change report has not been filed on SEDAR. Imvescor has not filed any confidential material change reports with the Securities Authorities that are still maintained on a confidential basis. To the knowledge of Imvescor, neither Imvescor nor any of the Imvescor Disclosure Record is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the TSX.

3.1.17	Related Party Transactions. Except for Contracts made solely among Imvescor and its Subsidiaries as provided in the Data Room, there are no Material Contracts between Imvescor and any Person with whom Imvescor is not dealing, as of the date of this Agreement, at arm’s length (within the meaning of the Tax Act), other than contracts entered into in the Ordinary Course on terms not materially less favourable to Imvescor than would have been available from an arm’s length party, a list of which is set forth in Section 3.1.17 of the Imvescor Disclosure Letter.

3.1.18	No Other Agreements to Purchase. Except in connection with the Amalgamation and except as provided in Section 3.1.18 of the Imvescor Disclosure Letter, no Person has any Contract, right or privilege (whether by Law or by Contract) capable of becoming such, for the purchase, subscription, allotment or issuance of any of (i) the unissued shares or other securities of Imvescor, or (ii) any of the properties and assets of Imvescor other than in the Ordinary Course.

3.1.19	Corporate Records. The corporate records of Imvescor are complete and accurate in all material respects and all corporate proceedings and actions reflected in such corporate records have been conducted or taken in material compliance with all applicable Laws and with the constating documents of the Imvescor.

General Matters Relating to the Business.

3.1.20	Conduct of Business in Ordinary Course. Since October 30, 2016, other than the transactions contemplated in this Agreement or as disclosed in the Imvescor Disclosure Record, the business of Imvescor has been conducted in the Ordinary Course and there has not been any event, occurrence, fact, effect or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Imvescor.

3.1.21	Compliance with Laws. Imvescor is in compliance with, is not under investigation with respect to, and has not been threatened to be charged with or given notice of any violation of, any Law applicable to Imvescor, other than acts of non-compliance or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Imvescor.

3.1.22	Authorizations. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Imvescor: (i) Imvescor has all Authorizations which are material and necessary for it to conduct the its business as presently conducted, (ii) these Authorizations are valid, subsisting and in good standing and there are no outstanding defaults or breaches under them on the part of Imvescor, (iii) no proceeding are pending or to the knowledge of Imvescor, threatened, which could reasonably be expected to result in, the revocation, suspension, lapse or limitation of any of these Authorizations.

Matters Relating to Assets.

3.1.23	Title to Assets. Other than as set forth in the Imvescor Disclosure Letter, Imvescor owns the assets that are reflected as being owned by it in the Books and Records free and clear of all Encumbrances, except for Permitted Encumbrances and no other Person owns or has the right to use any assets that are used by Imvescor and are material to Imvescor's conduct of its business except for the owners of the properties subject to the Leases and owners of personal property leased by Imvescor.

3.1.24	Owned Property. Imvescor does not own any real or immovable property.

3.1.25	Franchisee Owned Properties.

3.1.25.1	Section 3.1.25.1 of the Imvescor Disclosure Letter contains an accurate list of each real and immovable property on which a Franchised Restaurant is located that is, to the knowledge of Imvescor, owned by a Franchisee or any of its Affiliates, and sets forth, to the knowledge of Imvescor, the owner and the municipal address of each real and immovable property currently owned by such Franchisee (collectively, the “Franchisee Owned Properties”).

3.1.25.2	To the knowledge of Imvescor, none of the Franchisees has informed Imvescor in writing that a Franchisee Owned Property is subject or affected by any offers to sell, lease or sublease or promise to sell, lease, sublease or any other agreements of any nature giving the right to any Person to own, occupy or use any of the Franchisee Owned Property, in whole or in part.

3.1.25.3	Section 3.1.25.3 of the Imvescor Disclosure Letter sets out a complete list of all guarantees provided by Imvescor under any of the Franchise Leases.

3.1.26	Leases and Head Leases. Section 3.1.26 of the Imvescor Disclosure Letter contains an accurate list of each real and immovable property, and all other parcels of real property currently leased to or by Imvescor (collectively, the “Leased Property”). Imvescor is not a party to, whether as a landlord, tenant or subtenant, or under any agreement to become a party to, any leases or head leases with respect to real or immovable property which is used, or to be used, in the Business other than the Leases and Head Leases. Each Lease or Head Lease is in good standing, creates a good and valid interest as tenant in the leased property thereby demised or leased and is in full force and effect without amendment, except as enforceability may be limited under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other Laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction. Except as set forth in Section 3.1.26 of the Imvescor Disclosure Letter, with respect to each Lease and Head Lease (i) all rents and additional rents due and payable have been paid, (ii) no waiver, indulgence or postponement of a material nature of the lessee’s or lessor’s obligations has been granted by the lessor or lessee, as applicable, and (iii) there exists no event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the Lease or Head Lease and (iv) to the knowledge of Imvescor, all of the material covenants to be performed by any other party under the Lease or Head Lease have been fully performed. To the knowledge of Imvescor, there is no reason that a landlord under any Lease or Head Lease where Imvescor is a lessee, tenant or subtenant will not renew such Lease or Head Lease upon expiry of the current term. Each of the Leased Properties is adequate and suitable, in all material respects, for the purposes for which it is presently being used and Imvescor has adequate rights of ingress and egress into each of the Leased Properties for the operation of the Business in the Ordinary Course. Section 3.1.26 of the Imvescor Disclosure Letter contains a complete and accurate list of all of the Leases and Head Leases setting out, in respect of each Lease and Head Lease, (i) a description of the leased premises (by municipal address), (ii) whether Imvescor is the landlord, tenant or sub-tenant under such Lease or Head Lease, (iii) the commencement date and the expiry date of the Lease or Head Lease, (iv) the current rental payments under the Lease or Head Lease (specifying any breakdown of base rent, percentage rent and, in respect of Leases or Head Leases where Imvescor is a lessee, tenant or sub-tenant, the current landlord’s estimated additional rents), (v) any rights of renewal, and (vi) any restrictions on assignment or change of control of Imvescor.

3.1.27	Material Contracts. Except for the Contracts described in Section 3.1.27 of the Imvescor Disclosure Letter (collectively, the “Material Contracts”), Imvescor is not a party to or bound by:

3.1.27.1	any distribution, sales, market research, marketing, advertising or agency Contract providing for aggregate payments in excess of $1,000,000 per annum;

3.1.27.2	any Contract or group of related Contracts for the purchase of materials, supplies, equipment or services pursuant to which it pays in excess of $500,000 per annum;

3.1.27.3	any Contract pursuant to which it is a lessee of any machinery, equipment or other movable or personal property representing annual rental of more than $1,000,000;

3.1.27.4	any manufacturing Contract or private label Contract which is not otherwise already covered by Section 3.1.27.2 above;

3.1.27.5	any joint venture, partnership, alliance or similar Contracts;

3.1.27.6	any trust indenture, deed of hypothec, mortgage, loan agreement or other Contract relating to Indebtedness incurred by it in excess of $250,000;

3.1.27.7	any Contract limiting the freedom of it to engage in any line of business, compete with any other Person or solicit clients of any other Person;

3.1.27.8	any Contract of guarantee, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities or indebtedness of any other Person in excess of $250,000;

3.1.27.9	any material license agreement pursuant to which it has acquired the right to use any Intellectual Property from a third party, other than (i) those in which grants of Intellectual Property rights are incidental to such Contract, or (ii) Intellectual Property that is generally commercially available; or

3.1.27.10	any Contract made out of the Ordinary Course providing for aggregate payments in excess of $1,000,000.

3.1.28	Enforceability of Material Contracts; No Breach of Contracts. Each Material Contract constitutes a legal, valid and binding agreement of Imvescor, enforceable against Imvescor in accordance with its terms, subject to any limitation on enforcement under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditor’s rights and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Imvescor, Imvescor is not in breach or violation of, or default (in each case, with or without notice or lapse of time, or both) under any such Material Contract and Imvescor has not received or given any written notice of default regarding a default under any such Material Contract which remains uncured, and to the knowledge of Imvescor, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach in any material respect of any Material Contract

3.1.29	Accounts Receivable. All accounts receivable of Imvescor are bona fide, and, subject to a reasonable and appropriate allowance for doubtful accounts that has been reflected in the Books and Records in accordance with GAAP and consistent with past practice, collectible without set off or counterclaim.

3.1.30	Intellectual Property.

3.1.30.1	Section 3.1.30.1 of the Imvescor Disclosure Letter includes a complete and accurate list of all registrations and applications for registration of the Intellectual Property owned by Imvescor. Imvescor’s material owned Intellectual Property currently used in the operation of the Business which has been registered or applied for has been, to the extent it is commercially reasonable to do so, properly maintained and renewed by Imvescor in accordance in all material respects with all applicable Laws and the Intellectual Property owned or used by Imvescor is sufficient to operate Imvescor’s business as currently carried on.

3.1.30.2	Except as disclosed in Section 3.1.30.1 of the Imvescor Disclosure Letter: (i) Imvescor owns all right, title and interest in and to, or has validly licensed (and is not in material breach of such licenses), all Intellectual Property that is material to the conduct of the business, as presently conducted by Imvescor, free and clear of all Encumbrances, other than Permitted Encumbrances; (ii) all such Intellectual Property that are owned by or licensed to Imvescor are sufficient for conducting the business, as presently conducted, of Imvescor; (iii) to the knowledge of Imvescor, all Intellectual Property owned or licensed by Imvescor are valid and enforceable, and to the knowledge of Imvescor, the carrying on of the business of Imvescor and the use by Imvescor of any of the Intellectual Property does not breach, violate, infringe or interfere with any rights of any other Person; (iv) to the knowledge of Imvescor, no third party is infringing upon the Intellectual Property owned or licensed by Imvescor; and (v) Imvescor has taken commercially reasonable steps to protect its rights in and to its owned Intellectual Property, in each case in accordance with industry practice.

3.1.30.3	To the knowledge of Imvescor, no Intellectual Property owned or licensed by Imvescor is subject to any Legal Action before or by any Governmental Entity or outstanding decree, order, judgment, Contract or stipulation that restricts or could restrict in any manner the use, transfer or licensing thereof or affects the validity, use or enforceability thereof.

Financial Matters.

3.1.31	Books and Records. In the past three years, all accounting and financial Books and Records (i) have been maintained in all material respects in accordance with GAAP, (ii) are stated in reasonable detail, (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of Imvescor, and (iv) accurately and fairly reflect the basis of Imvescor’s financial statements.

3.1.32	Financial Statements. Except as may otherwise be indicated in the Imvescor Financial Statements and the Imvescor Interim Financial Statements, the Imvescor Financial Statements and the Imvescor Interim Financial Statements present fairly, in all material respects, the consolidated financial position of Imvescor as at the respective dates of the relevant statements and Imvescor’s consolidated financial performance and its consolidated cash flows as at the respective dates of the relevant statements in accordance with GAAP. Imvescor does not intend to correct or restate, nor, to the knowledge of Imvescor is there any basis for any correction or restatement of, any aspect of any of Imvescor’s financial statements included in the Imvescor Disclosure Record (other than any corrections or restatements required as a result of changes in GAAP that have retroactive application).

3.1.33	No Undisclosed Liabilities. Except for (i) liabilities which are accrued or reserved against in the balance sheet included in the most recently published consolidated financial statements of Imvescor (or reflected in the notes thereto); (ii) liabilities incurred since the date of the most recently published consolidated financial statements of Imvescor in the Ordinary Course; (iii) those incurred in the Ordinary Course and not required to be set forth in the balance sheet included in the most recently published consolidated financial statements of Imvescor under GAAP; (iv) liabilities disclosed in the Imvescor Disclosure Record prior to the date of this Agreement; and (v) those incurred in connection with the execution of this Agreement, Imvescor does not have any material liabilities of any nature (matured or unmatured, fixed or contingent) required to be reflected or reserved against on a consolidated balance sheet of Imvescor or disclosed in the notes thereto prepared in accordance with GAAP.

3.1.34	Auditors. The auditors of Imvescor are independent within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and in accordance with applicable Securities Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the auditors of Imvescor.

3.1.35	Foreign Currency Hedging Arrangements. Imvescor is not a party to any foreign exchange hedging arrangements.

3.1.36	Bank Accounts and Powers of Attorney. Section 3.1.36 of the Imvescor Disclosure Letter is a correct and complete list showing (i) the name of each bank in which Imvescor has an account or safe deposit box and the names of all Persons authorized to draw on the account or to have access to the safety deposit box, and (ii) the names of all Persons holding powers of attorney from Imvescor.

3.1.37	Disclosure Controls and Internal Control over Financial Reporting.

3.1.37.1	Imvescor has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) that are designed to provide reasonable assurances that information required to be disclosed by Imvescor in its reports filed or submitted under Securities Laws is recorded, processed, and reported on a timely basis and accumulated and communicated to Imvescor’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

3.1.37.2	Imvescor has established and maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) that is designed to provide reasonable assurance regarding the reliability of Imvescor’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

3.1.37.3	Other than as set forth in the Imvescor Disclosure Letter, there is no material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or, to the knowledge of Imvescor, fraud, whether or not material, that involves management or other Imvescor Employees who have a significant role in the internal control over financial reporting of Imvescor. As of the date hereof, none of Imvescor or, to the Imvescor’s knowledge, any director, Imvescor Employee, auditor, accountant or representative of Imvescor has received or otherwise obtained knowledge of any well founded complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any well founded complaint, allegation, assertion, or claim that Imvescor has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters which would be required to be disclosed in a certificate issued pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

Particular Matters Relating to the Business.

3.1.38	Franchise Matters. (i) The Franchise Agreements are binding and enforceable by the parties thereto in accordance with their terms, (ii) to the knowledge of Imvescor, there have not been any material arbitrations, litigation, class proceedings, or material complaints or material disputes between Imvescor and any current or former Franchisee at any time during the last two years, (iii) except as would not and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Imvescor, to the knowledge of Imvescor, the Franchisees are in compliance with all of the applicable requirements set out by Imvescor and are operating their Franchise in accordance with the Franchise Agreements, as well as with the operations manual and systems standards established by Imvescor, (iv) except as would not and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Imvescor to the knowledge of Imvescor, no event has occurred or has failed to occur that would, with the giving of notice or the passing of time, constitute a breach of any of the Franchise Agreements in any material respect, (v) to the knowledge of Imvescor, there are no actual or proposed franchisee association relating to the business, (vi) except as would not and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Imvescor, Imvescor has dealt with all Franchisees as required by all applicable Laws in all material respects in the performance and enforcement of each Franchise Agreement and in the exercise of any right in the Franchise Agreement; and (vii) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement would give rise to a right of termination, modification, cancellation, rescission or acceleration of any material obligation or loss of material benefits under, any Franchise Agreement.

3.1.38.1	The Books and Records contain true, correct and complete copies of all Franchise Agreements as of the date hereof.

3.1.38.2	Section 3.1.38.2 of the Imvescor Disclosure Letter sets forth a true, correct and complete list of all Franchise Agreements including, as to each Franchisee of a Franchised Restaurant, (a) the business address of the Imvescor Restaurant operated by the Franchisee, (b) the commencement date of the Franchise Agreement, (c) the full and complete name of record of the Franchisee (be it a corporation, partnership or, in the case of a sole proprietorship, the full name of the individual(s)), (d) the expiration date of the current term of such Franchise Agreement, (e) the royalty rate and rate of contribution to the Advertising Fund payable by such Franchisee and any discounts, royalty relief, rent relief, rebates or like items which are currently in effect, (f) the amount and details of any payment arrears, (g) whether the Franchisee is the owner or lessee of the Franchised Restaurant, and (h) the gross sales during the 12-month period ending not earlier than 45 days prior to the date of this Agreement. To the knowledge of Imvescor, the benefits of any relationship with any of such Franchisees will continue after the Effective Time in substantially the same manner, in all material respects, as prior to the date of this Agreement.

3.1.38.3	Each Franchise Agreement is valid, binding and enforceable against the Franchisee thereunder in accordance with its terms (except that certain Franchise Agreements may include the requirement for a Franchisee to provide a general release in connection with the renewal, extension or transfer of the Franchise Agreement and that the indemnity provided under certain Franchise Agreements have been executed by the Franchisee rather than another Person, which provisions may be unenforceable and subject to in each case as such enforceability may be affected by bankruptcy, insolvency, arrangement, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the availability of equitable remedies may be limited by equitable principles of general application) and, to the knowledge of Imvescor, there are no material oral modifications of any Franchise Agreement or material oral agreements or arrangements between Imvescor and any Franchisee.

3.1.38.4	Except as set forth in Section 3.1.38.4 of the Imvescor Disclosure Letter, to the knowledge of Imvescor, each of the Franchisees is up to date in all royalty payments owing in respect of the Imvescor Restaurants.

3.1.38.5	To the knowledge of Imvescor, all of the Franchise Agreements have been validly entered into by Imvescor or its predecessors. To the knowledge of Imvescor, any Franchise Agreement between a Franchisee and a predecessor of Imvescor has been validly assigned or transferred (including by operation of law) to Imvescor.

3.1.38.6	Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement would give rise to a right of termination, modification, cancellation, rescission or acceleration of any obligation or loss of material benefits under, any Franchise Agreement.

3.1.38.7	To the knowledge of Imvescor, the maintenance and use of the advertising funds for the Franchised Restaurants (the “Advertising Funds”) by Imvescor have complied in the last three years in all material respects with applicable Laws, the Franchise Agreements, any written applicable directives from Imvescor and the descriptions of the Advertising Funds in the Imvescor Disclosure Documents. There are no loans owed to, or owing from, the Advertising Fund. Except as provided in Section 3.1.38.7 of the Imvescor Disclosure Letter, to the knowledge of Imvescor, in the last three years, there have been no allegations from Franchisees, current or past, that the maintenance and use of the Advertising Funds by Imvescor has been improper, inappropriate or inconsistent with the Franchise Agreements.

3.1.39	Corporate Restaurants. Section 3.1.39 of the Imvescor Disclosure Letter sets forth a complete and accurate list of the addresses of all Corporate Restaurants in existence as of the date hereof.

3.1.40	Environmental Matters. Except as disclosed in Section 3.1.40 of the Imvescor Disclosure Letter:

3.1.40.1	Imvescor and the operation of the business are and, in the last three years, have been in compliance, in all material respects, with all Environmental Laws;

3.1.40.2	Imvescor is not subject to any outstanding material requirement by a Governmental Entity to (i) alter any of the Real Property in order to be in compliance with Environmental Laws, (ii) file any written notice with any Governmental Entity or third party relating to any potential or actual contaminated real or immovable property, or (iii) perform any environmental closure, decommissioning, rehabilitation, restoration, containment, monitoring or post-remedial investigation or monitoring or other remediation or response action on, about or in connection with any real or immovable property, and to the knowledge of Imvescor, there is no fact or circumstance which would reasonably be expected to give rise to such a request by a Governmental Entity;

3.1.40.3	there are no pending or, to the knowledge of Imvescor, threatened claims, proceedings or restrictions of any material nature under or pursuant to any Environmental Laws with respect to or affecting Imvescor;

3.1.40.4	the assets of Imvescor are capable of, and are not restricted by any Authorization or Contract from, being operated substantially as they are currently operated while remaining in compliance with Environmental Laws; and

3.1.40.5	Imvescor is not responsible for any material liability or obligation pertaining to environmental matters, assumed or retained by Contract, as a result of the disposition in the last three years of any formerly owned asset or real property.

3.1.41	Tax Matters. Except as disclosed in Section 3.1.41 of the Imvescor Disclosure Letter:

3.1.41.1	Imvescor has duly and timely filed all Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

3.1.41.2	Imvescor has paid all material Taxes which are due and payable, all material assessments and reassessments, and all other material Taxes due and payable by it on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been made in the most recently published consolidated financial statements of Imvescor. Imvescor has provided adequate accruals in accordance with GAAP in the most recently published consolidated financial statements of Imvescor for any Taxes of Imvescor or one of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course of business. Imvescor has not received a refund to which it was not entitled.

3.1.41.3	Imvescor has withheld or collected all material amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

3.1.41.4	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Imvescor, and Imvescor is not a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Imvescor, threatened against Imvescor or its assets.

3.1.41.5	No claim has been made by any Governmental Entity in a jurisdiction where Imvescor does not file Tax Returns that Imvescor is or may be subject to Tax or required to file any Tax Returns in that jurisdiction.

3.1.41.6	There are no Encumbrances (other than Permitted Encumbrances) with respect to Taxes upon any of the assets of Imvescor.

3.1.41.7	There are no currently effective elections, agreements or waivers extending or waiving the statutory period, or providing for an extension of time, with respect to the assessment, reassessment or collection of any material Taxes payable, or of the filing of any material Tax Return or any payment of material Taxes, by Imvescor, and no request for any such waiver or extension is currently pending.

3.1.41.8	Imvescor has made available to MTY true, correct and complete copies of all material Tax Returns for taxation years ended on or after October 25, 2015.

3.1.41.9	Imvescor has never, directly or indirectly, transferred any property to or supplied any services to or acquired any property or services from a non-resident of Canada (within the meaning of the Tax Act) with whom it was not dealing at arm’s length for consideration other than consideration equal to the fair market value of the property or services at the time of transfer, supply or acquisition of the property or services, and Imvescor is in compliance with section 247 of the Tax Act and any comparable provision of Law, including any documentation and recordkeeping requirements thereunder.

3.1.41.10	Imvescor is not liable for any Taxes of another Person pursuant to any provision of Law (including Section 160 of the Tax Act) or any Tax sharing agreement, Tax indemnification agreement or other similar agreement or provision.

3.1.41.11	The tax attributes of the assets of Imvescor are accurately reflected, in all material respects, in the Tax Returns of Imvescor, as applicable, and have not materially and adversely changed since the date of such Tax Returns.

3.1.42	Employees.

3.1.42.1	Imvescor is not bound by, either directly or by operation of applicable Laws, any other accreditation, collective agreement, voluntary recognition agreement or legally binding commitment with any labour unions, trade unions or employee associations representing any employees of Imvescor.

3.1.42.2	Except as disclosed in Section 3.1.42.2 of the Imvescor Disclosure Letter, there is no material unfair labour practice complaint, grievance or arbitration proceeding pending or, to the knowledge of Imvescor, threatened against Imvescor.

3.1.42.3	There is no labour strike, slow down, work stoppage or lockout in effect or, to the knowledge of Imvescor, threatened against Imvescor, nor has there been any such event within the last two years. To the knowledge of Imvescor, during the past two years, Imvescor has not experienced any union organizing attempt, and Imvescor has no knowledge of any current union certification efforts nor any application for certification of a collective bargaining agent or association of employees by or on behalf of any labour union, trade union or other employee association with respect to employees of Imvescor.

3.1.42.4	Section 3.1.42.4 of the Imvescor Disclosure Letter contains a list of the written employment agreements of all employees earning an annual compensation in excess of $100,000 as well as any agreement or arrangement as to (i) change of control, (ii) payment of any amount, bonus, fee, distribution, remuneration or other compensation which is or could be triggered by the transactions contemplated hereby or any other acquisition completed by Imvescor, (iii) retention payment, and (iv) severance or termination payment required to terminate his or her employment or his or her service agreement (other than such payments as result from applicable law from the employment of an employee without an agreement as to termination or severance).

3.1.42.5	There are no outstanding inspections or material assessments, penalties, charges, fines, Encumbrances or surcharges due or owing pursuant to any workers’ compensation and occupational health and safety legislation in respect of Imvescor and Imvescor has not been reassessed in any material respect under such legislation during the past three years, and no audit of Imvescor is currently being performed pursuant to applicable Laws. To the knowledge of Imvescor, there are no claims or potential claims materially affecting Imvescor’s accident cost experience.

3.1.42.6	All amounts due and owing or accrued due, but not yet owing, for all salary, wages, overtime, bonuses, commissions, vacation pay, sick days, other incentive payments, pension benefits or benefits under the Employee Plans have been paid or, if accrued, are reflected in all material respects in the Books and Records.

3.1.42.7	Except as disclosed in Section 3.1.42.7 of the Imvescor Disclosure Letter, to the knowledge of Imvescor, no managerial or key employee of Imvescor have any plans to terminate his or their employment with Imvescor.

3.1.42.8	To the knowledge of Imvescor, each independent contractor of Imvescor has been properly classified by Imvescor as an independent contractor and Imvescor has not received any written notice from any Governmental Entity disputing such classification.

3.1.42.9	Imvescor is not engaged with any personnel agency, and there are no outstanding, pending or to the knowledge of Imvescor, threatened material claims, complaints, investigations or Orders relating to the employment of any personnel agency employees.

3.1.42.10	To the knowledge of Imvescor, no employee of Imvescor is an illegal or undocumented worker. To the knowledge of Imvescor, all current employees, independent contractors and consultants have and had all work permits, visas, authorizations or status, as the case may be, required to perform work or provide services in Canada.

3.1.42.11	Imvescor is not subject to any material claim for wrongful dismissal, constructive dismissal or any other material claim, complaint or litigation relating to employment, discrimination or termination of employment of any of its employees or former employees or relating to any failure to hire a candidate for employment. There is no pending Order pursuant to any Law requiring the reinstatement of any employee or former employee of Imvescor or requiring the taking of any action or the refraining from taking any action, in respect of any employee or former employee of Imvescor.

3.1.43	Employee Plans.

3.1.43.1	Section 3.1.43.1 of the Imvescor Disclosure Letter is a true and complete list of all Employee Plans. The Employee Plans are and have been established, registered, qualified, invested and administered all applicable Laws.

3.1.43.2	Except as disclosed in Section 3.1.43.2 of the Imvescor Disclosure Letter, all obligations of Imvescor regarding the Employee Plans have been satisfied by Imvescor and there are no outstanding Taxes, penalties or fees are owing or due and payable by Imvescor which could have a Material Adverse Effect in respect of Imvescor.

3.1.43.3	To the knowledge of Imvescor, Imvescor has not received any written notice to the effect that an investigation, examination or other proceeding, action or claim has been initiated by any Governmental Entity or by any other Person (other than routine claims for benefits) in respect of the Employee Plans which would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Imvescor and, to the knowledge of Imvescor, there exists no state of facts which could reasonably be expected to give rise to any such action or claim.

3.1.43.4	All contributions or premiums required to be collected and remitted or paid by Imvescor under the terms of the Employee Plans or by Law have been collected and remitted or paid by Imvescor in a timely fashion and are properly recorded in the Books and Records and in the most recently published consolidated financial statements of Imvescor. Except as disclosed in the most recently published consolidated financial statements of Imvescor, Imvescor does not have any material liability (other than liabilities accruing after the date hereof) with respect to any Employee Plans. Contributions or premiums to be made by Imvescor in respect of the Employee Plans for the period up to the date hereof have been paid or collected and remitted by Imvescor within the time required by applicable Laws.

3.1.43.5	Except as disclosed in Section 3.1.43.5 of the Imvescor Disclosure Letter, to the knowledge of Imvescor, no commitments to improve or otherwise amend any Employee Plan have been made except as required by applicable Laws.

3.1.43.6	Except as disclosed in Section 3.1.43.6 of the Imvescor Disclosure Letter, each Employee Plan which is required to be funded has been funded in accordance, with its terms and applicable Laws.

3.1.43.7	To the knowledge of Imvescor, no insurance policy or any other agreement affecting any Employee Plan requires or permits a retroactive increase in contributions, premiums or other payments due thereunder.

3.1.43.8	Except as disclosed in Section 3.1.43.8 of the Imvescor Disclosure Letter, no Employee Plan would require from any Imvescor, as a result of the execution, delivery and performance of, and consummation of the transactions contemplated by this Agreement (i) the payment to any Person of any money, benefits or other property, (ii) accelerated or increased funding or vesting requirements for any Employee Plan, or (iii) the acceleration or provision of any other increased rights or benefits to any Person.

3.1.43.9	No Employee Plan is a supplemental executive or employee retirement plan nor a retirement compensation arrangement.

3.1.43.10	Any and all Employee Plans that provides for a deferral of income have been and are administered in compliance with the Tax Act.

3.1.44	Insurance. Imvescor is, and has been continuously since October 25, 2015, insured by reputable third party insurers and the insurance policies are appropriate for the size and nature of the business of Imvescor. To the knowledge of Imvescor, the insurance policies of Imvescor are in all material respects in full force and effect in accordance with their terms. There are no material claims of Imvescor pending under any such insurance policies as to which Imvescor has received written notice that coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.

3.1.45	Litigation. Except as described in Section 3.1.45 of the Imvescor Disclosure Letter, there are no Legal Actions by or before (or to the knowledge of Imvescor any investigation by) any Governmental Entity, pending, or, to the knowledge of Imvescor, threatened against or affecting Imvescor, and, to the knowledge of Imvescor, there is no valid basis for any such Legal Action, which (i) would have, or be reasonably expected to individually or in the aggregate have a Material Adverse Effect on Imvescor; or (ii) would significantly impede the ability of Imvescor to consummate the transactions contemplated herein. Except as disclosed in Section 3.1.45 of the Imvescor Disclosure Letter, Imvescor is not a plaintiff or complainant in any Legal Action which is in process or pending arising out of or connected with its business.

3.1.46	No “Collateral Benefit”. To the knowledge of Imvescor, no “related party” of Imvescor (within the meaning of Multilateral Instrument 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Imvescor Shares as of the date hereof, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

3.1.47	Brokers. Except fees payable to GMP Securities L.P., no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Imvescor or any of its Affiliates.

3.1.48	Funds Available. Imvescor has sufficient funds available to pay the Termination Fee or the expense reimbursement fee in the circumstances described in Section 7.3 of the Agreement.

SCHEDULE 3.2

REPRESENTATIONS AND WARRANTIES OF MTY

Corporate Matters Relating to MTY.

3.2.1	Incorporation, Formation and Qualification. MTY is a corporation, duly organized, validly existing and in good standing under the Laws of Canada. MTY has the requisite corporate power and authority to own, lease and operate its material properties and to carry on its businesses as presently conducted. MTY is registered, licensed or qualified to carry on business in each jurisdiction in which the business as now being conducted by it makes such registration, licensing or qualification necessary except where the failure to be so registered, licensed or qualified would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of MTY.

3.2.2	Authorization. The execution and delivery of this Agreement and the lawful completion of the transactions contemplated by this Agreement and the Amalgamation Agreement and the issuance of the MTY Shares have been duly authorized by all necessary corporate action on the part of MTY.

3.2.3	No Conflict. Subject to the receipt of the Regulatory Approvals, the execution and delivery of this Agreement by MTY, the lawful completion of the transactions contemplated by this Agreement and the Amalgamation Agreement, including the issuance of the MTY Shares as contemplated herein, or the compliance by MTY with any of the provisions hereof:

3.2.3.1	do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, any of the terms or provisions of MTY’s constating documents or by-laws;

3.2.3.2	do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any Person to exercise any rights or to require payment of any material amounts under any of the terms of any indenture, agreement, deed, lease, instrument or document to which it is contractually bound; and

3.2.3.3	do not and will not result in the material violation of any Law or any material Authorization;

with such exceptions, in the case of each of Section 3.2.3.2 and Section 3.2.3.3, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of MTY.

3.2.4	Required Authorizations. No filing with, notice to, or Authorization of, any Governmental Entity is required on the part of MTY as a condition to the execution and delivery of this Agreement or the consummation of the transactions contemplated by this

Agreement and the Amalgamation Agreement, except for (i) in respect of the Regulatory Approvals, (ii) in compliance with any applicable Securities Laws, stock exchange rules and policies, and (iii) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of MTY and would not materially impair MTY’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereunder or under the Amalgamation Agreement..

3.2.5	Required Consents. There are no consents, approvals, notices (including those which state that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) or any waivers of the foregoing which are required to be obtained by MTY in connection with the transactions contemplated by this Agreement or the Amalgamation Agreement other than such consents, approvals, notices or waivers which, if not obtained, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of MTY.

3.2.6	Execution and Binding Obligation. This Agreement has been duly authorized, executed and delivered by MTY and constitutes a legal, valid and binding agreement of MTY enforceable against it in accordance with its terms subject only to any limitation on enforcement under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other Laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

3.2.7	Authorized and Issued Capital of MTY. The authorized share capital of MTY as at the date hereof consists of an unlimited number of common shares, of which 21,374,497 common shares were issued and outstanding as at December 8, 2017 and all such issued and outstanding shares have been duly issued and are outstanding as fully paid and non-assessable.

3.2.8	MTY Shares. MTY has reserved and allotted a sufficient number of MTY Shares as are issuable pursuant to this Agreement and the Amalgamation Agreement. All MTY Shares issued pursuant to this Agreement will, when issued, (i) be duly authorized and validly issued as fully paid and non-assessable securities in the capital of MTY, free of any Encumbrances, right of first refusal, pre-emptive right, subscription right or other similar right with respect thereto, other than under any applicable securities Laws and (ii) freely tradable after the expiry of applicable hold periods and compliance with resale restrictions and conditions under the applicable Laws.

3.2.9	Subsidiaries. All outstanding equity securities of each of MTY’s Subsidiaries (except to the extent such concepts are not applicable under the applicable Law of such Subsidiary’s jurisdiction of formation or other applicable Law) are duly authorized, validly issued, fully-paid and non-assessable and are owned beneficially by MTY.

3.2.10	Reporting Issuer Status. MTY is a reporting issuer within the meaning of Canadian Securities Laws in the provinces of British Columbia, Alberta and Ontario. The MTY Shares are listed and posted for trading on the TSX. Except as set forth in the MTY

Disclosure Record or as set forth in the MTY Disclosure Letter, MTY is in compliance in all material respects with all of its obligations (i) under Securities Laws and, the rules and policies of the TSX to which it is subject, and (ii) in the filing of any material reports, statements, notices or other documents which it is required to file with the Securities Authorities.

3.2.11	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the MTY Shares or any other securities of MTY has been issued and is continuing in effect and, to the knowledge of MTY, no proceedings for that purpose have been instituted, are pending or are contemplated or threatened under any applicable Laws or by any other Governmental Entity.

3.2.12	U.S. Securities Law Matters.

3.2.12.1	As of the date hereof, MTY does not have, and is not required to have, any class of securities registered under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). As of the date hereof, MTY is not subject to any reporting obligation pursuant to section 15(d) of, and does not voluntarily report under, the U.S. Exchange Act.

3.2.12.2	As of the date hereof, MTY is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12 of the U.S. Exchange Act. As of the date hereof, MTY is not an “investment company” registered or required to be registered under the Investment Company Act of 1940 of the United States of America. MTY qualifies as a “foreign private issuer” (as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and in Rule 3b-4 under the U.S. Exchange Act).

3.2.12.3	No securities of MTY are listed or admitted for listing on any national securities exchange in the United States of America.

3.2.12.4	MTY has had a class of its securities listed on the TSX for the preceding 12 calendar months. For at least the preceding 36 calendar months, MTY has been subject to the continuous disclosure requirements of a securities commission in Canada. Except as set forth in the MTY Disclosure Record or as set forth in the MTY Disclosure Letter, MTY is currently in compliance in all material respects with the obligations arising from such listing and reporting.

3.2.12.5	As of the date hereof, the aggregate market value of the public float of the outstanding equity shares of MTY (calculated as specified for a business combination under Forms F-8 and F-80 under the U.S. Securities Act) is U.S.$75 million or more.

3.2.13	Reports. Except as set forth in the MTY Disclosure Record or in the MTY Disclosure Letter, as of their respective filing dates (or if amended by a subsequent filing prior to the date of this Agreement, as of the date of such filing), each of the documents forming part of the MTY Disclosure Record since November 30, 2016 complied in all material respects with the requirements of applicable Securities Laws and none of such documents contained any Misrepresentation. There is no material change relating to MTY which has occurred and with respect to which the requisite material change report has not been filed on SEDAR. MTY has not filed any confidential material change reports with the Securities Authorities that are still maintained on a confidential basis. To the knowledge of MTY, neither MTY nor any of the MTY Disclosure Record is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the TSX.

3.2.14	Absence of Certain Changes. Since November 30, 2016, other than the transactions contemplated in this Agreement or as disclosed in the MTY Disclosure Record, the business of MTY has been conducted in the Ordinary Course and there has not been any event, occurrence, fact, effect or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of MTY.

3.2.15	Litigation. Except as set forth in the MTY Disclosure Record, in the MTY Disclosure Letter, there are no Legal Actions by or before (or to the knowledge of MTY any investigation by) any Governmental Entity, pending, or, to the knowledge of MTY, threatened against or affecting MTY or any of its Subsidiaries, and, to the knowledge of MTY, there is no valid basis for any such Legal Action, which (i) would have, or be reasonably expected to individually or in the aggregate have a Material Adverse Effect on MTY; or (ii) would significantly impede the ability of MTY to consummate the transactions contemplated herein. MTY is not a plaintiff or complainant in any Legal Action which is in process or pending arising out of or connected with its business.

3.2.16	Compliance with Laws. Except as set forth in the MTY Disclosure Record or in the MTY Disclosure Letter, MTY and each of its Subsidiaries is in compliance with, is not under investigation with respect to, and has not been threatened to be charged with or given notice of any violation of, any Law applicable to MTY and each of its Subsidiaries, other than acts of non-compliance or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of MTY.

3.2.17	Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of MTY or any of its Affiliates.

3.2.18	Books and Records. Except as set forth in the MTY Disclosure Letter, in the past three years, all accounting and financial books and records of MTY (i) have been maintained in all material respects in accordance with GAAP, (ii) are stated in reasonable detail, (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of MTY, and (iv) accurately and fairly reflect the basis of MTY’s financial statements.

3.2.19	Financial Statements. Except as set forth in the MTY Disclosure Record or in the MTY Disclosure Letter, the MTY Financial Statements and the MTY Interim Financial Statements present fairly, in all material respects, the consolidated financial position of MTY as at the respective dates of the relevant statements and MTY’s consolidated financial performance and its consolidated cash flows as at the respective dates of the relevant statements in accordance with GAAP. MTY does not intend to correct or restate, nor, to the knowledge of MTY is there any basis for any correction or restatement of, any aspect of any of MTY’s financial statements included in the MTY Disclosure Record (other than any corrections or restatements required as a result of changes in GAAP that have retroactive application).

3.2.20	No Undisclosed Liabilities. Except as set forth in the MTY Disclosure Record, in the MTY Disclosure Letter or for (i) liabilities which are accrued or reserved against in the balance sheet included in in the most recently published consolidated financial statements of MTY (or reflected in the notes thereto); (ii) liabilities incurred since the date of the in the most recently published consolidated financial statements of MTY in the Ordinary Course; (iii) those incurred in the Ordinary Course and not required to be set forth in the balance sheet included in in the most recently published consolidated financial statements of MTY under GAAP; (iv) liabilities disclosed in the MTY Disclosure Record prior to the date of this Agreement; and (v) those incurred in connection with the execution of this Agreement, MTY does not have any material liabilities of any nature (matured or unmatured, fixed or contingent) required to be reflected or reserved against on a consolidated balance sheet of MTY or disclosed in the notes thereto prepared in accordance with GAAP.

3.2.21	Auditors. The auditors of MTY are independent within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and in accordance with applicable Securities Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the auditors of MTY.

3.2.22	Disclosure Controls and Internal Control over Financial Reporting.

3.2.22.1	Except as set forth in the MTY Disclosure Record or as set forth in the MTY Disclosure Letter, MTY has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) that are designed to provide reasonable assurances that information required to be disclosed by MTY in its reports filed or submitted under Securities Laws is recorded, processed, and reported on a timely basis and accumulated and communicated to MTY’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

3.2.22.2	Except as set forth in the MTY Disclosure Record or as set forth in the MTY Disclosure Letter, MTY has established and maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) that is designed to provide reasonable assurance regarding the reliability of MTY’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

3.2.22.3	Except as set forth in the MTY Disclosure Record or as set forth in the MTY Disclosure Letter, to the knowledge of MTY, there is no material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other MTY employees who have a significant role in the internal control over financial reporting of MTY. As of the date hereof, none of MTY or, to the MTY’s knowledge, any director, MTY employee, auditor, accountant or representative of MTY has received or otherwise obtained knowledge of any well founded complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any well founded complaint, allegation, assertion, or claim that MTY has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters which would be required to be disclosed in a certificate issued pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

3.2.23	Tax Matters. Except as set forth in the MTY Disclosure Letter:

3.2.23.1	MTY and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

3.2.23.2	MTY and each of its Subsidiaries has paid all material Taxes which are due and payable, all material assessments and reassessments, and all other material Taxes due and payable by it on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been made in the most recently published consolidated financial statements of MTY. MTY and each of its Subsidiaries have provided adequate accruals in accordance with GAAP in the in the most recently published consolidated financial statements of MTY for any Taxes of MTY or one of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course of business. MTY has not received a refund to which it was not entitled.

3.2.23.3	MTY and each of its Subsidiaries has withheld or collected all material amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

3.2.23.4	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of MTY or any of its Subsidiaries, and neither MTY nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted in writing or, to the knowledge of MTY, threatened against MTY or its assets.

3.2.23.5	No claim has been made by any Governmental Entity in a jurisdiction where MTY or any of its Subsidiaries does not file Tax Returns that MTY or any of its Subsidiaries is or may be subject to Tax or required to file any Tax Returns in that jurisdiction.

3.2.23.6	There are no Encumbrances (other than Permitted Encumbrances) with respect to Taxes upon any of the assets of MTY or any of its Subsidiaries.

3.2.23.7	There are no currently effective elections, agreements or waivers extending or waiving the statutory period, or providing for an extension of time, with respect to the assessment, reassessment or collection of any material Taxes payable, or of the filing of any material Tax Return or any payment of material Taxes, by MTY or any of its Subsidiaries, and no request for any such waiver or extension is currently pending.

3.2.23.8	Neither MTY nor any of its Subsidiaries has ever, directly or indirectly, transferred any property to or supplied any services to or acquired any property or services from a non-resident of Canada (within the meaning of the Tax Act) with whom it was not dealing at arm’s length for consideration other than consideration equal to the fair market value of the property or services at the time of transfer, supply or acquisition of the property or services, and MTY and each of its Subsidiaries is in compliance with section 247 of the Tax Act and any comparable provision of Law, including any documentation and recordkeeping requirements thereunder.

3.2.23.9	Neither MTY nor any of its Subsidiaries is liable for any Taxes of another Person pursuant to any provision of Law (including Section 160 of the Tax Act) or any Tax sharing agreement, Tax indemnification agreement or other similar agreement or provision.

3.2.23.10	The tax attributes of the assets of MTY are accurately reflected, in all material respects, in the Tax Returns of MTY, as applicable, and have not materially and adversely changed since the date of such Tax Returns.

3.2.24	Security Ownership. Neither MTY nor any of its affiliates or “joint actors” (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions): (i) beneficially owns or exercises control or direction over any Imvescor Shares or other securities of Imvescor; or (ii) has any agreement, commitment or understanding with any “related party” of Imvescor that would constitute a “collateral benefit” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. No Person is acting jointly or in concert with MTY in connection with this Agreement or the Amalgamation Agreement.

3.2.25	Investment Canada Act. MTY is a Canadian, and is not controlled in fact by one or more non-Canadians, all within the meaning of the Investment Canada Act.

3.2.26	Vote Required. No vote of holders of securities of MTY are necessary under MTY’s constating documents and by-laws, the CBCA, applicable Laws or the requirements of the TSX.

3.2.27	Funds Available. MTY has sufficient funds available to complete the redemption of all the Amalco Redeemable Shares and to satisfy the amounts to be paid pursuant to Section 2.5 of the Agreement or to pay the expense reimbursement fee in the circumstances described in Section 7.3.4 of the Agreement.

The representations and warranties set forth in this Schedule 3.2 with respect to Kahala Brands, Ltd. apply only as and from July 25, 2016.